
11006208

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of APRIL 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 04/08/2011

Received SEC
APR 18 2011
Washington, DC 20549

By: *Noella Lessard*
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations 2010 Geochemical Exploration Program – Anatacau Property, Quebec – February 2011

Prepared by: Stephen Poitras, P. Geo – Services Techniques Geonordic Inc.

8 paper copies

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

Technical Report and Recommendations
2010 Geological Exploration Program
Anatacau Property, Québec

VIRGINIA MINES INC.

February 2011

Prepared by:

Stephen Poitras, P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, MAPS AND SECTIONS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

ITEM 3 SUMMARY

The Anatacau project is located on the James Bay territory, in the Eastmain River area south of Opinaca reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Quebec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a gravel road provides access to the northern part of the Anatacau property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc ("IAMGOLD"). Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

The Anatacau property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary formations. Younger gabbros and feldspar porphyry intrusions crosscut the volcano-sedimentary rocks. Granite and tonalite intrusions cover the southern third of the property. The Franto showing is the significant mineralization discovered on the property. Franto consists of pyrite veins in shear zones which assayed 8.23 g/t Au (grab sample #178559) and 4.82 g/t Au / 4.0 m in trench TR-AN-07-001. In the fall of 2007, an induced polarization (IP) survey was conducted in the area surrounding Franto and in the spring of 2008, three holes were drilled to test the lateral and depth extensions of the showing. No significant values were obtained.

373 rock samples and 31 till samples were collected during the 2010 exploration campaign. Extensive outcrop sampling and Beep-mat surveying was conducted in the area of the Hercules showing (4.3g/t Au in grab sample). The Hercules showing was hand stripped and was observed to be a minor shear measuring 2m long by 2cm thick. A cluster of four tills collected down-ice from Hercules has high gold-grain counts, ranging from 14 to 32 grains.

Approximately 1500m^2 of mechanical stripping is recommended on, and around, the Hercules showing. This will allow a better understanding of the geology of the area and, hopefully, reveal additional gold-bearing shear zones.

A previously reported gold showing on the peninsula separating the two lobes of Anatacau Lake was revisited and gold values were repeated. The gold mineralization appears to be related to a regionally extensive contact between basalt and grauwackes. The gold values obtained are low (maximum 2 g/t Au) but the geological context is promising.

A small till sampling survey (12 samples) is recommended in the area down-ice from the western extension of the basalt-sediment contact.

Exploration work on the tonalitic Aupiskach pluton, which covers the southern part of the property, did not reveal any mineralization, deformation or alteration. No further work is recommended in this area.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This report provides technical geological data relevant to Virginia Mines Inc.'s option of the Anatacau property in Quebec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's 2010 exploration program on the Anatacau property and to provide recommendations for future work.

The author of this report was involved in all field work conducted during the 2010 exploration campaign as project geologist.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Anatacau project is located in the James Bay area 30 km southwest of Opinaca reservoir (Figure 1). The property is 290 kilometres north of the town of Matagami in Quebec, Canada.

Latitude:	52°03' to 52°10' North
Longitude:	76°34' to 76°45' West
NTS:	33C/02 (Anatacau Lake)
UTM zone:	18 (NAD27), 379600 E to 392000 E; 5767700 N to 5781600 N

This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 55 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway and 10 km southwest of the access road to Hydro Québec's dyke OA-11 on the Opinaca reservoir. A medium-voltage power line runs along the eastern edge of the property.

The property is accessible by helicopter from the former Opinaca airport located 6 km north of the property. The landing strip is easily accessible via the paved James Bay Highway to kilometre 396, then along 47 km of all-weather gravel roads. Since the fall of 2007, an ATV trail leads to the centre of the project area (northeast part of Anatacau Lake). The trail was developed to provide access to trenching sites.

Topographic relief on the property is low, with rolling hills less than 100 meters high. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the south half of the property. Water drains north, toward the Eastmain River.

ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the Anatacau property. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000).

Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing grading 1.56 g/t Au, located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

Table 1: Summary of mineral showings discovered in the Anatacau property area.

Showing	NTS	Company and date	Mineralization	Best results
***Anatacau** (Au)	33C/02	Virginia Gold Mines Inc. (1996)	Quartz veins + 10% AS-PY in a deformed felsic tuff	Grab sample: **1.56 g/t Au**
Isabelle (Au)	33C/02	Virginia Mines Inc. (2007)	Silicified wacke + 2-10% PO-PY + QFP dykes + contact with a basalt	Trench: **6.48 g/t Au / 3.0 m** **4.20 g/t Au / 13.61 m** Drill hole: **1.33 g/t Au / 19.0 m** Incl. **4.92 g/t Au / 3.0 m**
Contact Zone (Au±Zn±As±Cu)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006)	Quartz-tourmaline veins + PY and visible gold	Grab sample: **43.75 g/t Au; 296 ppm Cu, 526 ppm Zn;** Drill hole: **4.7 g/t Au / 3.1 m** Trench: **1.1 g/t Au / 8.0 m**
Chino Zone (Au±Ag)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996)	Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO	Trench: **4.9 g/t Au / 3.0 m** **5.81 g/t Au / 9.0 m** **7.94 g/t Au / 4.0 m**
Lac Renard (Au±As)	33C/01	Virginia Gold Mines Inc. (1997)	Deformed basalt + quartz veins + 2-4% AS ± CP ± PY	Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Ag and 2.67 g/t Au**
Cyr Zone (Au±Zn±Pb±Ag)	33C/02	James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996)	Quartz veins + PY-SP-GL in deformed tonalite	Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m**
Bear Island (Wabamisk) (Cu-Au)	33C/02	James Bay Mining Corp. (1964) Eastmain Resources Inc. (1996)	Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff	Grab sample: **7.5 g/t Au, 1.6% Cu** Drill hole: **5.21% Cu / 1.1 m**
QET Zone (Au-Cu-Ag)	33C/01	Eastmain Resources Inc. (1997)	Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite	**1.05 g/t Au** and **0.21% Cu / 2.0 m**
			Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive	**8.02 g/t Au / 2.0 m; 1.8 g/t Ag / 1.0 m 9600 ppm Cu**

Elsewhere, no gold and base metal showings were found, except for a few occurrences to the north and northeast of the property. The most recent exploration work began in the fall of 2006 by Arianne Resources Inc., in an area northeast of the property. Their work yielded grades of 1.0 to 20.0 g/t Au over thicknesses ranging from 0.5 to 3.0 m in drill hole, near the Contact showing. A summary of significant mineral occurrences discovered in the general area of the Anatacau property is provided in Table 1.

In 2005, IAMGOLD-Québec Management Inc. conducted or mandated consulting firms to perform the following work on the Anatacau project (Caron, 2006):

- MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals;

- A lake-bottom sediment sampling program was conducted in mid-July by field crews from IOS Services Géoscientifiques. A total of 93 samples were analyzed at Actlabs by two (2) different methods: ICP-MS ultratrace-1 analysis et INAA-enhanced analysis;

- A till sampling survey (130 samples) was conducted on the property by Les Consultants Inlandsis. Samples were processed by Overburden Drilling Management Ltd at their facilities in Ottawa, for heavy mineral extraction and gold grain counts. Also, ¼ of the samples were processed for diamond indicator minerals. Heavy mineral concentrates (HMC) were subsequently analyzed for various elements;

- Prospecting work was performed during the summer of 2005. Overall, six (6) days were spent to cover as much land as possible;

- A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted in November 2005 by Aeroquest Ltd.

During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program (233 rock samples and 66 boulders), Beep-Mat traverses and till sampling (156 samples) were carried out (Caron, 2007).

In 2007, IAMGOLD-Québec Management Inc. and Virginia Mines Inc. signed an agreement enabling the latter to pursue exploration work on the property. In the summer of 2007, Virginia completed an initial geological reconnaissance program and ground follow-up work on various geological, geochemical, and geophysical anomalies defined in previous work. During this first effort, the Franto showing was discovered (grab sample #178559: 8.23 g/t Au), while at about the same time, another field crew from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: 2.61 g/t Au). The latter is located 100 meters from the western limit of the Anatacau property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of 4.82 g/t Au / 4.0 m (TR-AN-07-001) and the Isabelle showing graded 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m (TR-WB-07-001 and 002). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

In the spring of 2008, four (4) drill holes totalling 670.6 meters tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property. On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system is still present. Gold assay results are low however, with 23 ppb Au / 1.0 m (AN-08-002), 24 ppb Au / 1.0 m (AN-08-003), and 76 ppb Au / 1.0 m (AN-08-004). On the Isabelle grid, the tested IP anomaly is entirely hosted in basalts. On surface, the showing occurs along the contact between sedimentary rocks (wackes) and basalts. The northeast extension of the Isabelle showing does not correspond to the IP anomaly and thus has not been investigated. The best gold grades were 39 ppb Au / 1.0 m (AN-08-001).

A further 30 holes (4215m) were drilled on the Isabelle showing and surrounding IP anomalies in the winter of 2010. Significant results include 46.5 (uncut) g/t Au over 4m in hole WB-10-12 and 5.89 g/t Au over 2m in hole WB-10-07. These holes are completely within the Wabamisk property but are collared less than 100m west of the boundary with the Anatacau property.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Anatacau project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological subprovinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Anatacau property is underlain by rocks of the Archean La Grande Subprovince (Figure 1).

The La Grande Subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Subprovince to the west, forming a large crescent, and is generally separated from the latter by intrusive contacts. However, contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesites.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesites, rhyolites and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesites. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Cycles I, II and IV of the Eastmain Group are not present within the Anatacau property.

Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Subprovince. It is present in the north part of the Anatacau property.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the LMEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistocity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistocity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Anatacau property is generally the upper amphibolite facies and locally the greenschist facies.

9.2. Local Geology

Mapping conducted in 2007 and 2008 (Map 1 & 2) greatly improved our understanding of the various mineral occurrences observed on the Anatacau project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 meters from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes.

A small apophysis from the Kapiwak pluton was observed in rocks of the Auclair Formation in the west part of the property. Our mapping seems to suggest the apophysis is somewhat smaller than reported by MRNQ mapping.

Some large scale glacial landforms including crag and tails and drumlins are displayed on the Anatacau Property in association with a dominant and youngest and ice flow to the southwest (240° to 250°). A former ice flow to the north-west, with orientation values clustering at 290° and 330° is indicated by striations preserved on southeasterly tilted rock surface. In addition, a huge segment of the Sakami frontal moraine is present immediately north of the property, revealing that the south-west ice flow lasted until the final deglaciation in this area. No esker system is known on the Anatacau property. Except for small occurrences of glacial lacustrine sediments on lower lands, the glacial geologic context (Prest *et al.* 1967, Fulton 1995) is favorable for the application of till sampling and indicator tracing technique (McClenaghan and Kjarsgaard 2007).

ITEM 10 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Eléonore deposit and the Isabelle showing occur in grauwackes. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.

Cu-Au porphyry deposits are a secondary deposit type being investigated on the Wabamisk property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones.

For both deposit types our exploration is heavily dependent on foot traverses, chip and boulder sampling and outcrop descriptions. Till sampling and analysis is also used to target exploration areas. Once a gold showing has been identified exploration then proceeds to mechanical striping, channel sampling, detailed mapping and, eventually, drilling.

ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Anatacau property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Very high arsenopyrite contents are occasionally observed in mafic lavas, associated with QFP dykes (Franto showing). Most gold anomalies are associated with mafic lavas cut by quartz veinlets.

ITEM 12 EXPLORATION

The geological reconnaissance program took place between June and October, 2010 concurrently with exploration on the neighbouring Wabamisk property. A total of 373 rock samples were collected during the field exploration program. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Quebec and selected samples were analysed for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 306 were collected on outcrops and 67 from boulders (float). A list of all samples is provided in Appendix 3, along with their location and main geological features.

The primary objective of the 2010 exploration campaign was to explain and explore the area surrounding the Hercules showing (4.3g/tAu grab sample) discovered late in 2009 exploration season.

The Hercules showing itself is a small E-W striking shear in a feldspar-porphyry intrusion. The outcrop was hand stripped and it was revealed that the shear has limited thickness (1-2cm) and no lateral extension beyond the two meters (2m) exposed on the outcrop. The Hercules showing was re-sampled at its original discovery location and an identical grade of 4.3g/t Au was obtained. Samples collected throughout the 8m x 3m outcrop did not return any significant gold values.

The area surrounding the Hercules showing, up to 1.5km away, was systematically explored using a Beep-Map (a portable electromagnetic survey instrument that detects conductive and magnetic outcrops or boulders) and approximately 160 samples were collected. The area north of the showing is either swampy or heavily forested and few outcrops were observed. This area was covered by the 2007 geophysical (Mag, IP) following the discovery of the Franto showing (Cayer, Oswald; 2009).

Gabbro intrusions are frequently observed in the area surrounding the Hercules showing. The gabbro crosscuts the feldspar porphyry, grauwackes and the basalts. White quartz veins are often observed in these rocks and at the contacts between gabbro and surrounding rocks. These veins can contain up to 5% chalcopyrite mineralization. Grab sample 161748, collected 260m west of the Hercules showing, returned 5.38% copper from a 15cm thick quartz vein at the contact between gabbro and feldspar porphyry. The quartz veins are numerous but they rarely contain more than trace amounts of sulphides.

A basalt boulder, located 1.5km east of the Hercules showing, assayed 2.43 g/t Au (sample 161951). This boulder is unaltered and contains no sulphide mineralization. The boulder was re-sampled and returned no significant value. Given the plain appearance of this boulder and the negative re-sampling, the author suspects that the 2.43g/t Au value is due to contamination, either from the field crew or from the laboratory.

The second exploration target was the post-tectonic Aupiskach tonalitic intrusive which covers the southern part of the property. Very little exploration effort had been dedicated to this intrusion in the past and gold grains in till samples suggested that a gold source may be located within the intrusion.

Approximately seventy (70) samples were collected from this intrusion but no significant gold or base metal results were obtained.

The intrusion is mainly tonalite and it clearly crosscuts the volcano-sedimentary rocks of the Lower Eastmain Greenstone Belt. In the southernmost part of the property the Aupiskach intrusion contains decametric ultramafic enclaves. The enclaves contain hornblende, pyroxene, olivine and feldspar. These ultramafic rocks contain only trace amounts of sulphides and have no gold or PGE values.

The peninsula separating the two lobes of Anatacau lake, centered at UTM (Nad 27) 382900E, 5775300N, is the site of a few copper-gold showings. Notably sample 177533 which assayed 1.03g/t Au and 1.98%Cu (Cayer, A. and Oswald, R., 2009). During follow-up work in this area, in the fall of 2011, grab samples assayed 2.09g/t Au, 1.10 g/t Au and 0.99g/t Au at an outcrop, the rocky shore of Anatacau lake, on the north side of the peninsula (See Table 2). The samples are located at an extensive contact between basalt and grauwacke (Map 1 & 2). The samples contain quartz veins and veinules, biotite and sericite alteration, disseminated pyrite and surface iron oxide. This outcrop had already been sampled by Cambior (Caron, K., 2006) but the gold values reported had never been repeated by Virginia. Water from Anatacau lake laps over this outcrop and the high-level mark for the lake is above the outcrop.

Table 2: Best grades obtained from mineralized outcrops (NAD27 z18).

Sample	Type	Meter	AuPPB	AgPPM	CuPPM	Comments	UtmEast	UtmNorth
							NAD 27 - Zone 18	
161552	C		4350			Hercules re-sampling	387 808	5 774 244
161569	C		620			Hercules	387 816	5 774 253
161951	B		2430			Hercules	389 356	5 774 408
217523	C		2090			Peninsula	383 019	5 775 850
220815	C		990			Peninsula	383 017	5 775 843
220817	C		1100			Peninsula	383 017	5 775 843
161748	C				53800	Hercules	387 547	5 774 190

Thirty-one till samples were also collected throughout the property to analyze heavy mineral concentrates (HMC) for gold and to perform gold grain counts. The HMC were also analysed for kimberlite indicator minerals. These samples were collected by employees of Services Techniques Géonordic under the supervision of Rémi Charbonneau (Inlandsis Consultants). Processing was contracted to ODM of Nepean, Ontario for visible gold grain counting, kimberlite indicator minerals and for the preparation of dense mineral fraction which were submitted to ALS Chemex of Val-d'Or for chemical analysis of Au and 33 additional elements. The tills were collected down ice from magnetic anomalies recommended by Mr. Marc Boivin of MB Géosolutions of Québec City (internal report).

4 tills samples stand out for their gold grain counts. Samples WB-K-10-005 to WB-K-10-007 and WB-K-10-016 contain between 14-32 gold grains and they are clustered together, 1km down-ice from the Hercules showing. Very few pristine shaped gold grains are present in these tills but they are well grouped together (Map1 & 2) and provide an interesting follow-up to the Hercules showing.

No kimberlite indicator minerals were observed in the tills collected during the 2010 exploration campaign.

ITEM 13 DRILLING

No drilling was undertaken on the Anatacau property in 2010.

ITEM 14 SAMPLING METHOD AND APPROACH

A total of 373 rock samples were collected over approximately 52km2 of the property. Samples are selected at the discretion of the field workers and sampling density varies according to outcrop density and the nature of the rocks (mineralization, alteration, deformation etc..) in any given area.

Each selected outcrop or boulder is identified with a flag tied to a nearby tree. Another length of flag tape, on which the sample number is written, is tied to a rock similar to the one being sampled and is left at the exact sampling location. The samples are bagged and tagged by employees of Services Techniques Géonordic and transported to the exploration camp.

Collected samples were analyzed for gold via fire assay and were also analyzed for multi-elements by ICP (scan 30). Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer, one of the authors of this report. Samples of every type (grab, channel) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Quebec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel or by KEPA transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3. Multi-Elements (from www.actlabs.com : Code 1E1 – Aqua Regia - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 3: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay and were also analysed for multi-elements by ICP (scan 30). As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 4.

Also in every shipping some standards and blank samples were introduced. The six (6) types of standards used were purchased at "Rocklabs". Their grades range from 0.583 to 8.543 g/t Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda.

ITEM 17 ADJACENT PROPERTIES

The Anatacau property is surrounded to the north and the west by Virginia's Wabamisk property. The Isabelle showing, on the Wabamisk property, is located 100m west of the western boundary of the Anatacau property. Drillhole collars, drilling under the Isabelle showing, are within 50m of the Anatacau property and testing the showing at depth will require setting up drills on the Anatacau property.

The gold mineralization on the Isabelle showing does not appear to continue onto the Anatacau property. The boundary between the two properties in this area is just east of the contact between volcano-sedimentary rocks that host the Isabelle gold mineralization (to the west) and the Aupiskach pluton (to the east). The pluton crosscuts the volcano-sedimentary rocks and does not appear to contain any gold mineralization.

Ressources Sirios Inc. has properties to the south and east of the Anatacau property. No significant gold or base metal showings have been identified on these adjacent properties.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Hercules showing was uncovered and the shear hosting the pyrite-gold mineralization was revealed to be quite narrow and of limited strike. The area surrounding the showing has poor outcrop exposure, especially north of the showing. However, till samples collected down-ice from the Hercules showing contain anomalous gold grain counts. The small Hercules shear is unlikely to be responsible for such gold in till anomalies and it is possible that other, similar, shear zones exist in the area. The basalts and grauwackes in the area are cross cut by feldspar porphyry dykes and plugs which in turn are cross cut by diorite dykes and plugs. The multiple intrusions may have been emplaced in this area due to previous fracturing or faulting which served as conduits. The extensive quartz veining and chalcopyrite mineralization in the gabbro intrusions also indicates important hydrothermal activity in the area.

The Hercules showing is located 1.4km SE of the Franto showing. Both showings are similar in that they are hosted by E-W striking shears and contain pyrite mineralization. Franto is hosted in basalts in contrast to Hercules which is hosted in a feldspar poyphyry intrusion but for our primary target, orogenic lode gold deposits, the host rock is irrelevant (Groves et. al., 2003).

The Peninsula area (see Section 12) showings uncovered in 2010 are along an important contact between basalts and grauwackes. This contact strikes E-W in the discovery area but moving westwards the contact begins to turn towards the SW and eventually reaches the Isabelle area on the neighbouring Wabamisk property (Figure 3). Such lithological contacts in the Isabelle area have proven to contain gold-bearing quartz veins and chlorite-biotite alteration. The contact is therefore promising. Towards the east the basalt-sediment contact disappears under Anatacau Lake but towards the west it can be followed and uncovered using a mechanical shovel.

The Aupiskach pluton was explored and no significant mineralization, deformation or alteration was discovered. The large ultramafic enclaves discovered within the pluton, at the southern end of the property were unexpected but they are not mineralized. Overall the pluton is not considered favourable for gold or base metals mineralization.

ITEM 22 RECOMMENDATIONS

Mechanical stripping is recommended for the Hercules showing area. The Hercules showing was hand stripped during the 2010 exploration effort and was revealed to be modest in size but the down-ice gold in till anomalies and the geological context justifies additional exploration efforts. Considerable effort was put forth by field crews to sample outcrops in the area but the fact remains that outcrops are quite rare. The use of Beep-mats (a portable electromagnetic survey instrument that detects conductive and magnetic outcrops or boulders) did not prove useful, either because the overburden is too thick or because sulphide mineralization is disseminated and therefore not conductive. Till sampling in the area is also comprehensive therefore the best remaining exploration option is mechanical stripping. Trenches oriented N-S, perpendicular to the identified shears and the regional foliation are recommended. A small mechanical shovel, such as a Kubota KX161, would be sufficient for the extent of the stripping that is recommended. An access road is already be traced to the Hercules showing.

The area of stripping is difficult to predict since newly uncovered outcrops will lead to new ideas and new directions for further stripping. However a good baseline for further work is 1500m^2 of stripping.

The peninsula area (see Item 12) also merits additional exploration effort. The objective is to determine the extent of gold mineralization along the basalt-sediment contact mentioned in Section 12. Extensive outcrop exploration has been performed along this contact and much of the western part of the contact is overlain by swamplands. It is recommended that two fences of till sampling, for a total of 12 tills, be collected down-ice from the presumed location of the contact. If the overburden is not amenable to proper till sampling other soil sampling methods, such as MMI, should be considered.

ITEM 23 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, **Wabamisk** Property, Québec. Mines Virginia inc.

Charbonneau, R., 2008. Campagne de suivi et d'échantillonnage de till 2007, propriété Anatacau, Baie James, Québec, 4 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

Groves et. al., 2003. Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. *Economic Geology*; January 2003; v. 98; no. 1; p. 1-29.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, 2008. Rapport géologique et recommandations. Travaux de terrain 2007. Projet Anatacau, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec; GM 63606. 28 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Tshimbalanga, S., 2008. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Stephen Poitras, residing at 7516 rue De Gaspé, Montreal (Québec), H2R 2A2, and hereby certify that:

I am currently employed as Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2003 and from the University of Waterloo with a B.Sc. in Mechanical Engineering in 1994.

I have been working as a geologist or geologist in training in mineral exploration since 2003.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 896.

I am a Qualified Person with respect to the Anatacau Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Anatacau Project since the spring of 2007.

I have visited the property from June to October 2010 while participating in the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 24th day of February 2011.

Stephen Poitras, P. Geo.

ITEM 26 ILLUSTRATIONS


VIRGINIA MINES INC.
ANATACAU PROPERTY
Project location
76°00' W
74°00' W
Radisson
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
53°00' N
33 C
33 B
ANATACAU PROPERTY
KM381
52°00' N
Baie James road
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1



VIRGINIA MINES INC.
ANATACAU PROPERTY
Claim location
77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk Camp
KM381
Baie James road
33 C/02
0
5
10
Kilometers

FIGURE 2


VIRGINIA MINES INC.
ANATACAU PROPERTY
Regional geology
77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk camp
KM381
Baie James road
33 C/02
I1C
I1D
I1L
I1 PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16
For lithological codes see appendix 2
Modified geology from SIGEOM
0
5
10
Kilometers
FIGURE 3

Appendix 1 : Claims list

List of claims
CDC - Anatacau
Mines Virginia inc. (50%) &
Gestion Iamgold-Québec inc. (50%)

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2015244	33C/02	52.88	17	51	20060607	20120606
2015245	33C/02	52.87	18	50	20060607	20120606
2015246	33 C/02	52.87	18	49	20060607	20120606
46169	33 C/02	52.84	21	40	20041118	20121117
46170	33 C/02	52.84	21	41	20041118	20121117
46171	33 C/02	52.84	21	42	20041118	20121117
46172	33 C/02	52.84	21	43	20041118	20121117
46173	33 C/02	52.85	20	40	20041118	20121117
46174	33 C/02	52.85	20	41	20041118	20121117
46175	33 C/02	52.85	20	42	20041118	20121117
46176	33 C/02	52.85	20	43	20041118	20121117
46177	33 C/02	52.85	20	44	20041118	20121117
46178	33 C/02	52.86	19	38	20041118	20121117
46179	33 C/02	52.86	19	39	20041118	20121117
46180	33 C/02	52.86	19	40	20041118	20121117
46181	33 C/02	52.86	19	41	20041118	20121117
46182	33 C/02	52.86	19	42	20041118	20121117
46183	33 C/02	52.86	19	43	20041118	20121117
46184	33 C/02	52.86	19	44	20041118	20121117
46185	33 C/02	52.86	19	45	20041118	20121117
46186	33 C/02	52.86	19	46	20041118	20121117
46187	33 C/02	52.87	18	36	20041118	20121117
46188	33 C/02	52.87	18	37	20041118	20121117
46189	33 C/02	52.87	18	38	20041118	20121117
46190	33 C/02	52.87	18	39	20041118	20121117
46191	33 C/02	52.87	18	40	20041118	20121117
46192	33 C/02	52.87	18	41	20041118	20121117
46193	33 C/02	52.87	18	42	20041118	20121117
46194	33 C/02	52.87	18	43	20041118	20121117
46195	33 C/02	52.87	18	44	20041118	20121117
46196	33 C/02	52.87	18	45	20041118	20121117
46197	33 C/02	52.87	18	46	20041118	20121117
46198	33 C/02	52.87	18	47	20041118	20121117
46199	33 C/02	52.87	18	48	20041118	20121117
46200	33 C/02	52.88	17	34	20041118	20121117
46201	33 C/02	52.88	17	35	20041118	20121117
46202	33 C/02	52.88	17	36	20041118	20121117
46203	33 C/02	52.88	17	37	20041118	20121117
46204	33 C/02	52.88	17	38	20041118	20121117
46205	33 C/02	52.88	17	39	20041118	20121117
46206	33 C/02	52.88	17	40	20041118	20121117
46207	33 C/02	52.88	17	41	20041118	20121117
46208	33 C/02	52.88	17	42	20041118	20121117
46209	33 C/02	52.88	17	43	20041118	20121117
46210	33 C/02	52.88	17	44	20041118	20121117
46211	33 C/02	52.88	17	45	20041118	20121117
46212	33 C/02	52.88	17	46	20041118	20121117
46213	33 C/02	52.88	17	47	20041118	20121117
46214	33 C/02	52.88	17	48	20041118	20121117

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
46215	33 C/02	52.88	17	49	20041118	20121117
46216	33 C/02	52.88	17	50	20041118	20121117
46217	33 C/02	52.89	16	32	20041118	20121117
46218	33 C/02	52.89	16	33	20041118	20121117
46219	33 C/02	52.89	16	34	20041118	20121117
46220	33 C/02	52.89	16	35	20041118	20121117
46221	33 C/02	52.89	16	36	20041118	20121117
46222	33 C/02	52.89	16	37	20041118	20121117
46223	33 C/02	52.89	16	38	20041118	20121117
46224	33 C/02	52.89	16	39	20041118	20121117
46225	33 C/02	52.89	16	40	20041118	20121117
46226	33 C/02	52.89	16	41	20041118	20121117
46227	33 C/02	52.89	16	42	20041118	20121117
46228	33 C/02	52.89	16	43	20041118	20121117
46229	33 C/02	52.89	16	44	20041118	20121117
46230	33 C/02	52.89	16	45	20041118	20121117
46231	33 C/02	52.89	16	46	20041118	20121117
46232	33 C/02	52.89	16	47	20041118	20121117
46233	33 C/02	52.89	16	48	20041118	20121117
46234	33 C/02	52.89	16	49	20041118	20121117
46235	33 C/02	52.89	16	50	20041118	20121117
46236	33 C/02	52.89	16	51	20041118	20121117
46237	33 C/02	52.90	15	30	20041118	20121117
46238	33 C/02	52.90	15	31	20041118	20121117
46239	33 C/02	52.90	15	32	20041118	20121117
46240	33 C/02	52.90	15	33	20041118	20121117
46241	33 C/02	52.90	15	34	20041118	20121117
46242	33 C/02	52.90	15	35	20041118	20121117
46243	33 C/02	52.90	15	36	20041118	20121117
46244	33 C/02	52.90	15	37	20041118	20121117
46245	33 C/02	52.90	15	38	20041118	20121117
46246	33 C/02	52.90	15	39	20041118	20121117
46247	33 C/02	52.90	15	40	20041118	20121117
46248	33 C/02	52.90	15	41	20041118	20121117
46249	33 C/02	52.90	15	42	20041118	20121117
46250	33 C/02	52.90	15	43	20041118	20121117
46251	33 C/02	52.90	15	44	20041118	20121117
46252	33 C/02	52.90	15	45	20041118	20121117
46253	33 C/02	52.90	15	46	20041118	20121117
46254	33 C/02	52.90	15	47	20041118	20121117
46255	33 C/02	52.90	15	48	20041118	20121117
46256	33 C/02	52.90	15	49	20041118	20121117
46257	33 C/02	52.90	15	50	20041118	20121117
46258	33 C/02	52.90	15	51	20041118	20121117
46259	33 C/02	52.91	14	30	20041118	20121117
46260	33 C/02	52.91	14	31	20041118	20121117
46261	33 C/02	52.91	14	32	20041118	20121117
46262	33 C/02	52.91	14	33	20041118	20121117
46263	33 C/02	52.91	14	34	20041118	20121117
46264	33 C/02	52.91	14	35	20041118	20121117
46265	33 C/02	52.91	14	36	20041118	20121117
46266	33 C/02	52.91	14	37	20041118	20121117
46267	33 C/02	52.91	14	38	20041118	20121117
46268	33 C/02	52.91	14	39	20041118	20121117
46269	33 C/02	52.91	14	40	20041118	20121117

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
46270	33 C/02	52.91	14	41	20041118	20121117
46271	33 C/02	52.91	14	42	20041118	20121117
46272	33 C/02	52.91	14	43	20041118	20121117
46273	33 C/02	52.91	14	44	20041118	20121117
46274	33 C/02	52.91	14	45	20041118	20121117
46275	33 C/02	52.91	14	46	20041118	20121117
46276	33 C/02	52.91	14	47	20041118	20121117
46277	33 C/02	52.91	14	48	20041118	20121117
46278	33 C/02	52.91	14	49	20041118	20121117
46279	33 C/02	52.92	13	30	20041118	20121117
46280	33 C/02	52.92	13	31	20041118	20121117
46281	33 C/02	52.92	13	32	20041118	20121117
46282	33 C/02	52.92	13	33	20041118	20121117
46283	33 C/02	52.92	13	34	20041118	20121117
46284	33 C/02	52.92	13	35	20041118	20121117
46285	33 C/02	52.92	13	36	20041118	20121117
46286	33 C/02	52.92	13	37	20041118	20121117
46287	33 C/02	52.92	13	38	20041118	20121117
46288	33 C/02	52.92	13	39	20041118	20121117
46289	33 C/02	52.92	13	40	20041118	20121117
46290	33 C/02	52.92	13	41	20041118	20121117
46291	33 C/02	52.92	13	42	20041118	20121117
46292	33 C/02	52.92	13	43	20041118	20121117
46293	33 C/02	52.92	13	44	20041118	20121117
46294	33 C/02	52.92	13	45	20041118	20121117
46295	33 C/02	52.92	13	46	20041118	20121117
46296	33 C/02	52.92	13	47	20041118	20121117
46297	33 C/02	52.92	13	48	20041118	20121117
46298	33 C/02	52.92	13	49	20041118	20121117
46299	33 C/02	52.93	12	30	20041118	20121117
46300	33 C/02	52.93	12	31	20041118	20121117
46301	33 C/02	52.93	12	32	20041118	20121117
46302	33 C/02	52.93	12	33	20041118	20121117
46303	33 C/02	52.93	12	34	20041118	20121117
46304	33 C/02	52.93	12	35	20041118	20121117
46305	33 C/02	52.93	12	36	20041118	20121117
46306	33 C/02	52.93	12	37	20041118	20121117
46307	33 C/02	52.93	12	38	20041118	20121117
46308	33 C/02	52.93	12	39	20041118	20121117
46309	33 C/02	52.93	12	40	20041118	20121117
46310	33 C/02	52.93	12	41	20041118	20121117
46311	33 C/02	52.93	12	42	20041118	20121117
46312	33 C/02	52.93	12	43	20041118	20121117
46313	33 C/02	52.93	12	44	20041118	20121117
46314	33 C/02	52.93	12	45	20041118	20121117
46315	33 C/02	52.93	12	46	20041118	20121117
46316	33 C/02	52.93	12	47	20041118	20121117
46317	33 C/02	52.93	12	48	20041118	20121117
46318	33 C/02	52.93	12	49	20041118	20121117
46325	33 C/02	52.85	20	38	20041123	20121122
46326	33 C/02	52.85	20	39	20041123	20121122
46327	33 C/02	52.86	19	36	20041123	20121122
46328	33 C/02	52.86	19	37	20041123	20121122
46329	33 C/02	52.87	18	34	20041123	20121122
46330	33 C/02	52.87	18	35	20041123	20121122

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
46331	33 C/02	52.88	17	32	20041123	20121122
46332	33 C/02	52.88	17	33	20041123	20121122
46333	33 C/02	52.94	11	38	20041123	20121122
46334	33 C/02	52.94	11	39	20041123	20121122
46335	33 C/02	52.94	11	40	20041123	20121122
46336	33 C/02	52.94	11	41	20041123	20121122
46337	33 C/02	52.94	11	42	20041123	20121122
46338	33 C/02	52.94	11	43	20041123	20121122
46339	33 C/02	52.94	11	44	20041123	20121122
46340	33 C/02	52.94	11	45	20041123	20121122
46341	33 C/02	52.94	11	46	20041123	20121122
46342	33 C/02	52.94	11	47	20041123	20121122
46343	33 C/02	52.94	11	48	20041123	20121122
46344	33 C/02	52.94	11	49	20041123	20121122
46345	33 C/02	52.95	10	45	20041123	20121122
46346	33 C/02	52.95	10	46	20041123	20121122
46347	33 C/02	52.95	10	47	20041123	20121122
46348	33 C/02	52.95	10	48	20041123	20121122
46349	33 C/02	52.95	10	49	20041123	20121122
46350	33 C/02	52.96	9	45	20041123	20121122
46351	33 C/02	52.96	9	46	20041123	20121122
46352	33 C/02	52.96	9	47	20041123	20121122
46353	33 C/02	52.96	9	48	20041123	20121122
46354	33 C/02	52.96	9	49	20041123	20121122
91693	33 C/02	52.95	10	41	20050901	20110831
91694	33 C/02	52.95	10	42	20050901	20110831
91695	33 C/02	52.95	10	43	20050901	20110831
91696	33 C/02	52.95	10	44	20050901	20110831
91697	33 C/02	52.96	9	41	20050901	20110831
91698	33 C/02	52.96	9	42	20050901	20110831
91699	33 C/02	52.96	9	43	20050901	20110831
91700	33 C/02	52.96	9	44	20050901	20110831
91701	33 C/02	52.97	8	41	20050901	20110831
91702	33 C/02	52.97	8	42	20050901	20110831
91703	33 C/02	52.97	8	43	20050901	20110831
91704	33 C/02	52.97	8	44	20050901	20110831
91705	33 C/02	52.97	8	45	20050901	20110831
91706	33 C/02	52.97	8	46	20050901	20110831
91707	33 C/02	52.97	8	47	20050901	20110831
91708	33 C/02	52.97	8	48	20050901	20110831
91709	33 C/02	52.98	7	41	20050901	20110831
91710	33 C/02	52.98	7	42	20050901	20110831
91711	33 C/02	52.98	7	43	20050901	20110831
91712	33 C/02	52.98	7	44	20050901	20110831
91713	33 C/02	52.98	7	45	20050901	20110831
91714	33 C/02	52.98	7	46	20050901	20110831
91715	33 C/02	52.98	7	47	20050901	20110831
91716	33 C/02	52.98	7	48	20050901	20110831

Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)


Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

Légende générale de la carte géologique

- Édition revue et augmentée -

Kamal N.M. Sharma
coordonnateur


SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

MB 96-28

Tableau 5 — Roches felsiques / acides

ROCHES FELSIQUES / ACIDES 1			
I1 ROCHES INTRUSIVES FELSIQUES		**ROCHES VOLCANIQUES FELSIQUES**	**V1**
I1A Granite à feldspath alcalin	←	→ Rhyolite à feldspath alcalin	**V1A**
I1B Granite	←	→ Rhyolite	**V1B**
I1C Granodiorite	←	→ Rhyodacite	**V1C**
I1D Tonalite	←	→ Dacite	**V1D**
I1E Trondhjémite		Rhyolite comenditique	**V1BC**
I1F Aplite		Rhyolite pantelléritique	**V1BP**
I1G Pegmatite (granitique)		Trachydacite	**V1E**
I1H Granophyre			
I1I Granitoïde riche en quartz			
I1J Quartzolite (silexite)			
I1K Alaskite			
I1L Syéno-granite			
I1M Monzo-granite			
I1N Filon / veine de quartz			
I1O Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin)			
I1P Granite à hypersthène (charnockite)			
I1Q Syéno-granite à hypersthène			
I1R Monzo-granite à hypersthène (farsundite)			
I1S Granodiorite à hypersthène (opdalite ou charno-enderbite			
I1T Tonalite à hypersthène (enderbite)			

←→ indique les termes intrusifs et volcaniques équivalents

Tableau 6 — Roches intermédiaires

ROCHES INTERMÉDIAIRES 2						
I2	**ROCHES INTRUSIVES INTERMÉDIAIRES**			**ROCHES VOLCANIQUES INTERMÉDIAIRES**	**V2**
I2A	Syénite quartzifère à feldspath alcalin	←	→	Trachyte quartzifère à feldspath alcalin	**V2A**
I2B	Syénite à feldspath alcalin	←	→	Trachyte à feldspath alcalin	**V2B**
I2C	Syénite quartzifère	←	→	Trachyte quartzifère	**V2C**
I2D	Syénite	←	→	Trachyte	**V2D**
I2E	Monzonite quartzifère	←	→	Latite quartzifère	**V2E**
I2F	Monzonite	←	→	Latite	**V2FL**
I2G	Monzodiorite quartzifère	←	→	(Andésite)	**(V2J)**
I2H	Monzodiorite	←	→	(Andésite)	**(V2J)**
I2I	Diorite quartzifère	←	→	(Andésite)	**(V2J)**
I2J	Diorite	←	→	Andésite	**V2J**
I2K	Monzosyénite			Icelandite	**V2JI**
I2BR	Syénite foïdifère à feldspath alcalin			Trachyte foïdifère à feldspath alcalin	**V2BR**
I2DR	Syénite foïdifère			Trachyte foïdifère	**V2DR**
I2DF	Syénite foïdique			Phonolite	**V2G**
I2KF	Monzosyénite foïdique			Phonolite téphritique	**V2GT**
I2FR	Monzonite foïdifère			Latite foïdifère	**V2LR**
I2HR	Monzodiorite foïdifère			Trachyandesite	**V2F**
I2HF	Monzodiorite foïdique			Benmoreïte	**V2FB**
I2JR	Diorite foïdifère			Trachyte comenditique	**V2DC**
I2JF	Diorite foïdique			Trachyte pantelléritique	**V2DP**
I2M	Syénite à feldspath alcalin avec hypersthène				
I2N	Syénite à hypersthène				
I2O	Monzonite à hypersthène (mangérite)				
I2P	Monzodiorite à hypersthène (jotunite)				
I2Q	Diorite à hypersthène				

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

Tableau 7 — Roches mafiques / basiques

ROCHES MAFIQUES / BASIQUES 3

I3	ROCHES INTRUSIVES MAFIQUES	ROCHES VOLCANIQUES MAFIQUES	V3
I3A	Gabbro	Basalte andésitique/Andésite basaltique	V3A
I3B	Diabase	Icelandite basaltique	V3AI
I3C	Monzogabbro	Basalte	V3B
I3D	Ferrogabbro	Basalte à quartz	V3C
I3E	Gabbro à quartz	Trachybasalte	V3D
I3F	Diabase à quartz	Hawaiite	V3DH
I3G	Anorthosite	Trachybasalte potassique	V3DK
I3H	Anorthosite gabbroïque	Basalte à olivine	V3E
I3I	Gabbro anorthositique	Basalte magnésien (> 9 % MgO)	V3F
I3J	Norite	Trachyandésite basaltique	V3G
I3P	Leuconorite	Mugéarite	V3GM
I3K	Gabbro à olivine	Shoshonite	V3GS
I3L	Norite à olivine	Basanite	V3H
I3M	Diabase à olivine	Basanite phonolitique	V3HP
I3N	Troctolite	Téphrite	V3I
I3O	Lamprophyre mafique	Téphrite phonolitique	V3IP
I3OM	Minette	Boninite	V3J
I3OK	Kersantite		
I3OV	Vogesite		
I3OS	Spessartite		
I3CQ	Monzogabbro quartzifère		
I3CR	Monzogabbro foïdifère		
I3CF	Monzogabbro foïdique		
I3AR	Gabbro foïdifère		
I3AF	Gabbro foïdique		
I3GQ	Anorthosite quartzifère		
I3GR	Anorthosite foïdifère		
I3Q	Gabbronorite		
I3R	Gabbronorite à olivine		
I3S	Monzonorite		
I3T	Anorthosite à hypersthène		

Tableau 8 — Roches ultramafiques et ultrabasiques

ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4			
I4	**ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES**	**ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES**	**V4**
I4A	Hornblendite	Komatiite (> 18 % MgO)	**V4A**
I4B	Pyroxénite		
I4C	Clinopyroxénite	Komatiite pyroxénitique	**V4B**
I4D	Webstérite		
I4E	Orthopyroxénite	Komatiite péridotitique	**V4C**
I4F	Clinopyroxénite à olivine		
I4G	Webstérite à olivine	Komatiite dunitique	**V4D**
I4H	Orthopyroxénite à olivine		
I4I	Péridotite	Meimechite	**V4E**
I4J	Wehrlite		
I4K	Lherzolite	Melilitite	**V4F**
I4L	Harzburgite		
I4M	Dunite	Melilitite à olivine	**V4FO**
I4N	Serpentinite		
I4O	Lamprophyre ultramafique	Roche volcanique ultramafique à melilite	**V4M**
I4OS	Sannaïte		
I4OC	Camptonite	Picrobasalte	**V4G**
I4OM	Monchiquite		
I4OP	Polzenite	Picrite	**V4H**
I4OA	Alnöite		
I4P	Kimberlite	Foïdite	**V4I**
I4PA	Kimberlite (groupe I)		
I4PB	Kimberlite (groupe II)	Néphélinite	**V4IN**
I4Q	Carbonatite		
I4QM	Magnésiocarbonatite	Foïdite phonolitique	**V4IP**
I4QC	Calciocarbonatite		
I4QF	Ferrocarbonatite	Foïdite téphritique	**V4IT**
I4QA	Aillikites		
I4QD	Damtjernites (Damkjernites)		
I4R	Lamproïte		
I4S	Foïdolite		
I4T	Melilitolite		

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

Tableau 9 — Volcanites explosives

VOLCANITES EXPLOSIVES		
▼	Pyroclastites/tuf - indifférenciés	**TU**
▼x	Tuf à cristaux	**TX**
▼r	Tuf lithique	**TI**
▼l	Tuf à lapilli	**TL**
▼ls	Lapillistone	**TO**
▼b	Tuf à blocs	**TM**
▼lb	Tuf à lapilli et à blocs	**TY**
▼bl	Tuf à blocs et à lapilli	**TZ**
▼e	Tuf à cendres	**TD**
▼c	Tuf cherteux	**TC**
▼g	Tuf graphiteux	**TG**
▼s	Tuf soudé	**TS**
▼h	Hyalotuf (Vitric tuff)	**TH**
♦	Brèche pyroclastique	**BP**
▼	Volcanoclastites*	**VC**
	etc.	

Fragments

- Polygéniques
- Monogéniques

Exemples :

V2▼x PG	Tuf intermédiaire, à cristaux de PG
V2▼lb	Tuf intermédiaire, à lapilli et à blocs, monogénique
VID▼b	Tuf dacitique, à blocs, monogénique
V▼c	Tuf cherteux
V▼	Tuf indifférencié

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

Tableau 15 – Codification lithologique des sédiments

S SÉDIMENTS (roches sédimentaires indéterminées)

S1 GRÈS (terme général comprenant les arénites et les wackes)

S1A Grès quartzitique
S1B Grès feldspathique
S1C Arkose
S1D Grès arkosique
S1E Grès lithique
S1F Grès lithique subfeldspathique

S2 ARÉNITE

S2A Arénite quartzitique
S2B Subarkose
S2C Arkose
S2D Arénite arkosique
S2E Arénite lithique
S2F Sublitharénite

S3 WACKE

S3A Wacke quartzitique

S3C Wacke arkosique
S3D Wacke feldspathique
S3E Wacke lithique

S4 CONGLOMÉRAT

S4A Conglomérat monogénique
S4B Conglomérat monogénique «clast-supported»
S4C Conglomérat monogénique «matrix-supported»
S4D Conglomérat polygénique
S4E Conglomérat polygénique «clast-supported»
S4F Conglomérat polygénique «matrix-supported»
S4G Conglomérat intraformationnel
S4H Conglomérat intraformationnel «clast-supported»
S4I Conglomérat intraformationnel «matrix-supported»
S4J Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

S5 BRÈCHE

S5A Brèche monogénique
S5B Brèche monogénique «clast-supported»
S5C Brèche monogénique «matrix-supported»
S5D Brèche polygénique
S5E Brèche polygénique «clast-supported»
S5F Brèche polygénique «matrix-supported»
S5G Brèche intraformationnel
S5H Brèche intraformationnel «clast-supported»
S5I Brèche intraformationnel «matrix-supported»

S6 MUDROCK

S6A Siltstone
S6B Siltshale
S6C Siltslate
S6D Mudstone
S6E Mudshale
S6F Mudslate
S6G Claystone
S6H Clayshale
S6I Clayslate

S7 CALCAIRE

S7A Calcilutite
S7B Calcisiltite
S7C Calcarénite
S7D Calcirudite
S7E Mudstone
S7F Wackestone
S7G Packstone
S7H Grainstone
S7I Boundstone
S7J Bafflestone
S7K Rudstone

S8 DOLOMIE

S8A Dololutite
S8B Dolosiltite
S8C Dolarénite
S8D Dolorudite

S9 FORMATION DE FER

S9A Formation de fer indéterminée
S9B Formation de fer oxydée
S9C Formation de fer carbonatée
S9D Formation de fer silicatée
S9E Formation de fer sulfurée

S10 CHERT

S10A Chert oxydé
S10B Chert carbonaté
S10C Chert silicaté
S10D Chert sulfuré
S10E Chert graphiteux/carboné
S10F Chert ferrugineux
SI0J Jaspe (Jaspilite)

S11 EXHALITE

S12 ÉVAPORITE

S12A Halite
S12B Sylvite
S12C Anhydrite
S12D Gypse
S12E Sulfate

S13 PHOSPHORITE

SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

Tableau 17A — Roches métamorphiques et tectoniques

ROCHES MÉTAMORPHIQUES ET TECTONIQUES M		
M1 Gneiss	**M18** Cornéenne	
M2 Gneiss rubané	**M20** Métatexite	spécifier le % du mobilisat et identifier la protolite
M3 Orthogneiss	**M21** Diatexite	
M4 Paragneiss	**M21A** Granite d'anatexie	
M5 Gneiss quartzofeldspathique	**M22** Migmatite	
M6 Gneiss granitique	**M23** Agmatite	
M7 Granulite (gneiss granulitique)	**M24** Cataclasite*	
M8 Schiste	**M25** Mylonite*	
M9 Orthoschiste	**M26** Brèche tectonique*	
M10 Paraschiste		
M11 Phyllade		
M12 Quartzite		
M13 Marbre (calcaire cristallin)		
M14 Roche calco-silicatée	**M30** Tourmalinite	
M15 Roche métasomatique (incluant skarn ou tactite)	**M31** Coticule	
M16 Amphibolite		
M17 Éclogite		

* Utiliser plutôt les codes de tectonites (**T**). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

Tableau 17B — Tectonites

TECTONITES T	
T1	Cataclasite
T1A	Brèche de faille
T1B	Microbrèche de faille
T1C	Gouge de faille
T1D	Pseudotachylite
T1E	Mylolisthénite
T1F	Brèche d'impact
T1G	Impactite
T2	Mylonite
T2A	Protomylonite
T2B	Orthomylonite
T2C	Ultramylonite
T2D	Phyllonite
T2E	Blastomylonite
T3A	Gneiss droit («Straight gneiss»)
T3B	Gneiss porphyroclastique
T3C	Gneiss régulier
T3D	Gneiss irrégulier
T4	Brèche tectonique
T4A	Mélange tectonique
T4B	Brèche tectonique à matrice de marbre («Marble tectonic breccia»)

Tableau 18 — Codes mnémoniques des minéraux et des fossiles, et divers

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES

Acanthite	AV
Actinote	AC
Aeschynite - (Y)	EC
Agate	AE
Aikinite	BP
Albite	AB
Allanite	AL
Altaïte	TP
Amazonite	AI
Améthyste	AH
Amiante (Asbestos)	AO
Amphibole	AM
Andalousite	AD
Andésine	AA
Anhydrite	AY
Ankérite	AK
Annabergite	NG
Anorthite	AN
Anthophyllite	AT
Antigorite	AR
Apatite	AP
Argent natif (visible)	Ag
Arsénopyrite	AS
Augite	AG
Autunite	AU
Awaruite	NF
Axinite	AX
Azurite	AZ
Barytine	BR
Bastnaesite	BA
Béryl	BL
Biotite	BO
Bismuthinite	BM
Bismutite	BS
Bornite	BN
Boulangerite	BG
Brochantite	BH
Brucite	BC
Bytownite	BT
Calaverite	CA
Calcite	CC
Carbonate	CB
Chabazite (Chabasite)	ZB
Chalcocite(ne)	CT
Chalcopyrite	CP
Chert	CH
Chloanthite	CO
Chlorite	CL
Chloritoïde	CR
Chondrodite	HR
Chromite	CM
Chrysocolle	CY
Chrysotile	CS
Clevelandite	CI
Clinopyroxène	CX
Clinozoïsite	CZ
Cobaltite	CE
Columbite/Niobite	NB
Columbo-tantalite	TO
Cordiérite	CD
Corindon	CN
Cosalite	PI
Covellite	CV
Cubanite	CF
Cuivre natif (visible)	Cu
Cummingtonite	CG
Cuprite	CU
Digenite	DG
Diopside	DP
Disthène/Kyanite	KN
Dolomite	DM
Dravite	TG
Dravite-Schorlite	DS
Electrum	EM
Enargite	EG
Enstatite	ES
Epidote	EP
Eudialyte	EU
Euxénite - (Y)	EX
Fayalite	FA
Feldspath vert/brun	FV
Feldspath	FP
Feldspath noir	FN
Feldspath potassique	FK
Feldspathoïde	FD
Fergusonite	FS
Fibrolite	FB
Fluorite (fluorine)	FL
Forstérite	FO
Franklinite	FR
Freibergite	FG
Fuchsite	FC
Gahnite	GH
Galène	GL
Gédrite	GT
Glaucophane	GC
Goethite	GO
Graphite	GP
Greenockite	GK
Grenat	GR
Grenat-almandin	GA
Grenat-andratite	GD
Grenat-grossulaire	GG
Grenat-pyrope	GY
Grenat spessartine	GS
Grenat-uvarovite	GU
Grunérite	GN
Gummite	GB
Gunningite	GI
Gypse	GE
Halite	HL
Heazlewoodite	HZ
Hédenbergite	HG
Hématite	HM
Hercynite	HC
Holmquistite	HK
Hornblende	HB
Hypersthène	HP
Iddingsite	IG
Ilménite	IM
Jade	JA
Jaspe	JP
Kaolinite	KL
Klokmannite	KK
Kornérupine	KP
Krennerite	KR
Labradorite	LB
Lawsonite	LS
Lépidolite	LP
Leucite	LC
Leucoxène	LX
Limonite	LM
Magnésite	MN
Magnétite	MG
Malachite	MC
Marcasite	MS
Mariposite	MT
Mélilite	ME
Mésoperthite	MP
Mica	MI
Microcline	ML
Millerite	NS
Minéraux argileux	MA
Minéraux décoratifs	MD
Minéraux lourds	MX
Minéraux mafiques	MF
Minéraux opaques	OP
Minéraux radioactifs	MR
Molybdénite	MO
Molybdite(dine)	MB
Monazite	MZ
Muscovite	MV
Néphéline	NP
Oligoclase	OG
Olivine	OV
Or natif (visible)	Au
Orthoclase (orthose)	OR
Orthopyroxène	OX
Ottrelite	OL
Oxyde de fer	OF
Oxyhornblende (hornblende brune)	OH
Paragonite	PE
Pechblende	PB
Penninite/Pennine	PT
Pentlandite	PD
Perovskite	PK
Perthite	PR
Petzite	PZ
Phénacite/Phénakite	PA
Phlogopite	PH
Pistachite	PC
Plagioclase	PG
Pollucite	ZP
Préhnite	PN
Pumpellyite	PP
Pyrite	PY
Pyrochlore	PM
Pyrolusite	PS
Pyrophyllite	PL
Pyroxène	PX
Pyrrhotite(Pyrrhotine)	PO
Quartz	QZ
Quartz bleu	QB
Riebeckite	RB
Rozénite	RZ
Rutile	RL
Samarskite-(Y)	UL
Sanidine	SA
Sapphirine	SH
Scapolite	SC
Scheelite	SW
Schorlite(Schorl)	TF
Sélénite	SG
Sélénium	Se
Séricite	SR
Serpentine	ST
Sidérite(sidérose)	SD
Sidérotil	SI
Sillimanite	SM
Smaltite/Smaltine	TW
Samarskite	SK
Smithsonite	ZO
Sodalite	SS
Spécularite	HS
Sphalérite	SP
Sphène/Titanite	SN
Spinelle	SL
Spodumène	SO
Staurotide	SU
Stéatite	TS
Stibine/Stibnite	SB
Stilbite(Heulandite)	HD
Stilpnomélane	SE
Sulfures	SF
Sylvanite	SV
Szomolnokite	SZ
Talc	TC
Tantalite	TN
Tellurobismuthite	TB
Tennantite	TT
Tétradymite	TD
Tetrahédrite	TH
Thorianite	TR
Thorite	TI
Topaze	TZ
Torbernite	TU
Tourmaline	TL
Tourmaline zincifère	TA
Trémolite	TM
Uraninite	UR
Uranophane	UP
Uranothorite	UT
Vallerite	VL
Vermiculite	VR
Vésuvianite	VV
Violarite	VO
Willemite	WM
Wilsonite	WS
Wolframite	WF
Wollastonite	WL
Wulfenite	WN
Zéolite	ZL
Zincite	ZN
Zircon	ZC
Zoïsite	ZS

FOSSILES	YY
Brachiopodes	YB
Bryozoaires	YZ
Céphalopodes	YC
Conulaires	YA
Coraux	YX
Crinoïdes	YR
Échinodermes	YD
Éponges	YE
Gastéropodes	YT
Graptolites	YG
Ostracodes	YO
Pélécipodes	YP
Plantes	YN
Poissons	YK
Stromatoïdes	YS
Stromatoporoïdes	YI
Traces fossiles	YF
Trilobites	YL

DIVERS	Code
Bioclastes	XB
Ciment	XC
Hydrocarbures	XH
Liant	XL
Lithoclastes	XR
Matière organique	XG
Matrice	XM
Oncolites	XT
Oolites	XO
Pellets	XP
Péloïdes	XD
Autres	XX

GRANULOMÉTRIE ET λ : PLUS		
	...< 0.001 mm	1
A	0.001-0.01 mm	
	...< 0.01 mm	2
B	0.01-0.05 mm	3
C	0.05-0.1 mm	3
D	0.1-0.2 mm	3
	...< 0.2 mm	4
E	0.2-0.5 mm	5
F	0.5-1.0 mm	5
G	1-2 mm	6
H	2-5 mm	6
J	0.5-1 cm	7
K	1-3 cm	7
	...> 3 cm	8
L	3-10 cm	
M	10-30 cm	
N	30-100 cm	
P	1 m	
Q	1-2 m	
R	2-4 m	
S	4-6 m	
T	6-10 m	
U	10 m	
V	10-20 m	
W	20-50 m	
Y	50-100 m	
Z	100 m	
X	Autres	

Tableau 19 — Codes mnémoniques — Structures, textures et autres

CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

STRUCTURES, TEXTURES ET AUTRES

Aciculaire	AC
Adcumulat	AD
Affleurement caractérisé par le plissement	AA
Agmatitique	AT
Alaskitique	AL
Altéré	AE
Amas arrondis (globulaires)	AO
Amas irréguliers	AI
Amiboïdal(e)	AB
Amygdalaire	AM
Anastomosé	AN
Antirapakivi	AR
Aphanitique	AP
Arborescent	AS
Autoclastique	AU
Bancs (en)	BA
Bandes de cimentation	BM
Basal(e)	BS
Birds eyes	BE
Biseau	BI
Blocs (à)	BL
Bordure/limite de coulée	BU
Bothryoïdal	BV
Boudinage	BO
Brèche à coussins ordinaires isolés	BC
Brèche à coussins peu serrés	BG
Brèche à méga- coussins isolés	BF
Brèche à mini-coussins isolés	BB
Brèche de coulée/ brèche de lave	BQ
Brèche de coussins désagrégés/brisés	BH
Brèche de coussins fragmentés	BK
Brèche d'intrusion	BN
Brèche pyroclastique	BP
Bréchique/brèche	BR
Brèche tectonique	BT
Broyage	BY
Cailloux alignés «pebble stringers»	PK
Cailloux 4-64mm	CA
Cannelure	CN
Cataclastique	CQ
Cendres (à)	CE
Centre volcanique/ faciès proximal	VP
Cheminée d'alimentation (dyke nourricier)	DN
Cheminée volcanique	CV
Chenal	CH
Chenalisé	CG
Chenal d'érosion (à)	CD
Cisaillé(e)	CS
Colloforme	OL
Columnaire/(joints en colonnes)	JC
Concrétion(s) nodules	CC
Convolutions (à)	CB
Coronitique	KO
Coulée	CL
Coulée coussinée à noyaux saussuritisés	NC
Coulée fragmentée	FZ
Coulée massive	CK
Coulée massive à noyaux saussuritisés	NM
Coulée massive à surface coussinée	CZ
Coulées massives grenues et/ou parties basales grenues de coulées	CW
Coussiné (coussins)	CO
Coussins allongés	XP
Coussins aplatis	FP
Coussins en molaire	MD
Coussins fragmentés	CF
Coussins isolés	CI
Coussins jointifs	CJ
Crescumulat	CT
Cristalloblastique	CR
Cristaux (en)	CX
Cryptalgaire	CP
Cumulat (à)	CU
Cumulite	CM
Cupules («dish struc.»)	DS
Cyclique	CY
Dendritique	DT
Désagrégés/brisés	DG
Diabasique	DQ
Diablastique	DB
Diaclasé	DC
Direction d'écoulement de coulée	DE
Direction de courant	DR
Discordance	DD
Disséminé	DI
Drusique	DK
Dunes	DU
Échappement (structure d')	SB
Écharde	ED
Écoulement (structure d')	EO
Effondrement (structure d')	EF
Empreinte de cannelures	EL
Empreinte de charge («load cast»)	EC
Empreinte d'impact	EI
Enclave	EN
Encroûtement («crustification»)	EM
En échelon	EE
En festons	ES
En apophyse	AY
Épiclastique	EP
Équigranulaire	EQ
Excroissances	ER
Extrusif (ve)	EX
Faille intra-formationnelle	FJ
Faille synvolcanique	FV
Fentes de dessication	FD
Fente de refroidissement	FM
Fibreux (se)	FI
Fibroblastique	FB
Filonien	FN
Filons-couches cogénétiques (synvolcaniques)	FH
Flammes	FE
«Flaser»	FS
Flué, par fluage - fluidal	FL
Fluidal(e) (à structure)	FL
Flûte déformée par surcharge	FX
Flûte («flutecast»)	FT
Folié(e)	FO
Fossilifère	FF
Fracturé(e)	FA
Fractures radiales dans les coussins	FC
Fragmenté(e)	FG
Fragments allongés «monomictic»/ monogéniques	FW
Fragments allongés «polymictic»/ polygéniques	FU
Fragments aplatis «polymictic»/ polygéniques	FK
Fragments aplatis «monomictic»/ monogéniques	FQ
Framboïdal	RB
Frites («pencil structure») (en crayons)	FR
Galets (à) (64-256 mm)	GA
Géode	GE
Gloméroblastique	GB
Gloméroclastique	GC
Gloméro-cristallin(e)	GX
Gloméro-porphyrique	GH
Gneiss à crayons	NR
Gneiss droit («straight gneiss»)	GD
Gneissique	GS
Gradation densimétrique	GW
Gradation granulométrique	VG
Grains fins (à) -roches ignées < 1 mm	GF
Grains grossiers (à) - roches ignées > 5 mm	GG
Grains moyens (à) -roches ignées 1-5 mm	GM
Grains très fins	GT
Grains très grossiers	GO
Granoblastique	GR
Granoclassement inverse	GI
Granoclassement inverse suivi de normal	GJ
Granoclassement normal suivi d'inverse	GK
Granoclassement normal	GN
Granoclastique	GQ
Granophyrique	GY
Granules (à) (2-4 mm)	GU
Graphique	GP
Griffon	GV
«Harrisitic»	HA
Hélicitique	HE
Hétéradcumulat	HU
Hétéroblastique	HB
Hétérogène	HK
Hétérogranulaire	HG
Holocristallin(e)	HC
Holohyalin(e)	HH
Hololeucocrate	HL
Holomélanocrate	HM
Homéoblastique	HQ
Homogène	HJ
Homotactique	HT
Hyaloclastites	HY
Hyaloclastites remaniées	HR
Hyalopilitique	HP
Hyalotuf	TH
Hypidiomorphe	HD
Hypocristallin(e)	HX
Idiomorphe	ID
Imbrication de cailloux, blocs	IM
Imprégnation	IP
Intergranulaire	IG
Intersertale	IS
Intraclastes(à)	IT
Intraformationnel(le)	IR
Intrusif(ve)/ injection	IU
Iridescence	IC
Isolés	IL
Joints en colonnes	JC
Karstique	KR
Labradorescence	LU
Laminaire (laminé)	LA
Laminations convolutées	LC
Laminations cryptalgaires	CP
Laminations ondulantes	LO
Laminations ondulantes lenticulaires	LL
Laminations obliques	LQ
Laminations parallèles	LP
Lapillistone	TO
Lapilli (à)	LI
Lattes (en)	LT
Lave/coulée de lave	LV
Lave en blocs	LK
Lenticulaire	LE
Lépidoblastique	LF
Leucocrate	LX
Leucosome	LS
Lité(e), stratifié(e)	SA
Lits amalgamés	AG
Lits d'épaisseur moyenne (10 à 25 cm)	LN
Lits épais (>25 cm)	LG
Lits lenticulaires	LD
Lits minces (1-10 cm)	LM
Lobe	LB
Massif(ve)	MA
Mégacoussins (à)	MC
Mégaporphyrique	MP
Mélanocrate	MX
Mélanosome	MS
Mésocrate	MK
Mésocumulat	MF
Métamorphisé	ME
Miarolitique	ML
Micritique	MT
Microbrèche	MB
Microlitique	MI
Microporphyrique	MR
Minicoussins (à)	MU
Mobilisat	MZ
Monogénique «Monomictic»	MM
Mosaïque	MO
Mylonitique	MN
Myrmékitique	MY
Nébulitique	NB
Nématoblastique	NE
Néosome	NS
Nodulaire	NO
Noyaux	NY
Ocellaire	OC
Oeillé(e)	OE
Oikocryst (à)	OI
Oolitique	OO
Ophitique	OP
Orbiculaire	OR
Orthocumulat	OU
Paléosome	PS
Paléosurface d'érosion	PE
Panidiomorphe	PA
Patron d'interférence	PV
Pegmatitique	PG
Pellets (à)	PL
Péloïdes	PD
Perlitique	PT
Peu serrés («loosely packed»)	LR
Phanéritique	PH
Phénocristique	PI
Plis ptygmatiques	PZ
Plutonique	PU
Poecilitique	PC
Poecilobastique	PB
Polygénique/ «Polymictic»	PM
Ponce	PN
Porphyre	PP
Porphyrique	PO
Porphyroblastique	PQ
Porphyroclastique	PJ
Prismatique	PX
Protoclastique	PF
Pyroclastique	PR
Radeaux (en)	RO
Rapakivique	RK
Remanié(e)	RN
Remplacement	RL
Réniforme	RF
Réticulé(e)	RE
Rides de courant	RC
Rides de plage	RP
«Rill mark(s)»	RM
«Rip-up clast(s)»	RI
Ruban de quartz	RQ
Rubané(e)	RU
Rubanement concentrique	RA
Rubanement de diffusion («Liesegang rings»)	LJ
Rubanement symétrique	RS
Rubanement tectonique	RT
Saccaroïdale (granoblastique)	SD
Schisteux	SC
«Schlieren»	SH
Scoriacé(e)	SR
«Shatter» cone	SV
«Slump»	SL
Sommital(e)	SM
Sphérolitique	SP
Spinifex (à)	SX
Stockwerk	SW
Stratifications entrecroisées de fosse	SF
Stratifications/ laminations obliques planaires	SN
Stratifications/ laminations obliques tangentielles	SQ
Stratifié(e)	ST
«Streaky» mafiques en trait	SG
Stratiforme/ stratifié	ST
Stratoïde («stratabound»)	SJ
Strie	SI
«Stromatic»	SK
Stromatolitique	SU
Structure de percement («piercement»)	ET
Structure «Durchbewegung»	DW
Structure en cocarde (crustification dans brèche, «cockade»)	PY
Structure en peigne («comb»)	PW
Stylolites	SY
Subophitique	SO
Surface d'érosion	SE
Tabulaire	TA
Talus (de)	TT
Tectonique	TE
Tectonite en L	YL
Tectonite en L/S	YZ
Tectonite en S	YS
Tectonite hétéroclastique	YH
Tectonite homoclastique	YM
Traces fossiles (trous de vers, etc.)	TF
Trachytique/ trachitoïde	TR
Trempe (de)	TP
Tuf à blocs	TM
Tuf à blocs et à lapilli	TZ
Tuf à cendre	TD
Tuf à cristaux	TX
Tuf à lapilli	TL
Tuf à lapilli et à blocs	TY
Tuf cherteux	TC
Tuf graphiteux	TG
Tuf lithique	TI
Tuf soudé	TS
Tufacé	TU
Turbidite (voir guide des géofiches)	TB
Variolitique	VA
Veiné(e)	VN
Vésiculaire	VE
Vitreux(se)	VI
Volcanique	VO
Volcanoclastites	VC
Xénoblastique	XB
Xénomorphe	XM
Autres	XX

SÉQUENCE : Q...

Suite désor. de couches d'épaisseur inconstante	QA
Suite désor. de couches d'épaisseur constante	QB
Rythme régulier de couches d'épaisseur inconstante	QC
Rythme régulier de couches d'épaisseur constante	QD
Rythme irrégulier de couches d'épaisseur inconstante	QE
Rythme irrégulier de couches d'épaisseur constante	QF
Cycles complets	QG
Cycles incomplets	QH
Autre	QX

RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9

Interdigitation avec	0
Sus-jacent	1
Sous-jacent	2
En contact net avec	3
En contact diffus avec	4
En contact trans. avec	5
En contact discor. avec	6
Intrusif dans	7
En enclave dans	8
Autre	9

Appendix 3 : Outcrop and sample descriptions

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010DH-008	161658	3	B		bloc sub anguleux de basalte trouvé à 3pi sous mousse							387509	5774635
AN2010DH-009	161659	6	B		bloc de gabbro sub anguleux trouvé à 2pi de profondeur							387510	5774546
AN2010DH-010	161660	131	B		bloc erratique I1 avec alrération d'épidote							387506	5774543
AN2010DH-011	161661	16	C		échantillon d'un contact entre V3B et I2J, minéralisé PY ds basalte, shistosité dans diorite, veine de qz							388013	5774165
AN2010DH-012	161662	9	C		ctc I2J et basalte minéralisé en py							388020	5774163
AN2010DH-013	161663	8	C		diorite en contact avec basalte, py disséminée dans basalte							388027	5774175
AN2010DH-028	161679	15	C		basalte minéralisé sulfure							388018	5774163
AN2010DH-028	161680	27	C		ctc basalte diorite avec vei de qz							388019	5774163
AN2010DH-029	161681	30	C		ctc basalte diorite							388023	5774163
AN2010DH-030	161682	18	B		bloc erratique s3 minéralisé avec of							388091	5774140
AN2010DH-030	161694	50	B		bloc erratique s3 minéralisé avec of							388089	5774138
AN2010DH-031	161683	9	C		basalte en éponte de vei de qz, sf							388052	5774054
AN2010DH-032	161684	16	B		bloc erratique de diorite minéralisé py							388083	5774133
AN2010DH-032	161685	16	B		bloc erratique de brèche d'intrusion minéralisées avec enclave mafiques							388084	5774135
AN2010DH-033	161686	114	C		basalte schisteux ,minéralisé en sf							388036	5774044
AN2010DH-034	161687	15	C		basalte py minéralisé							388021	5774070
AN2010DH-035	161688	23	C		basale et vei de qz							388007	5774077
AN2010DH-036	161689	38	C		gabbro minéralisé py							387948	5774109
AN2010DH-036	161690	16	C		gabbro minéralisé py							387949	5774108
AN2010DH-037	161691	30	C		ctc basate roche felsique avec of							388022	5774067
AN2010DH-038	161692	140	C		gabbro of minéralisé py							388037	5774056
AN2010DH-039	161693	27	C		i3a							387983	5773904
AN2010DH-040	161695	20	C		roche ignée intermédiaire minéralisé py							388130	5774166
AN2010DH-041	161696	212	B		diorite en bloc eratique sub anguleux très minéralisé sf							388169	5774089
AN2010DH-042	161697	14	C		diorite minéralisé sf							388310	5774113
AN2010DH-042	161698	13	C		diorite minéralisé sf massifs, of et veine de qz							388310	5774113
AN2010DH-043	161699	84	C		gabbro minéralisé py avec vei qz, schistosité							388331	5774043
AN2010DH-043	161700	11	C		gabbro minéralisé py avec vei qz, schistosité							388331	5774045
AN2010DH-044	161951	2430	B		basalte							389356	5774408
AN2010DH-045	161952	15	B		diorite sf minéralisés							389146	5773983
AN2010DH-046	161953	23	B		roche felsique minéralisée							389146	5773983
AN2010DH-047	161954	9	C		i2j avec py minéralisée							388984	5773969

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010DH-087	162264	3	C		rhyolite avec surface oxydés avec chert ayant le m^me facies, très semblable mis à part la couleur							390099	5776664
AN2010DH-087	162265	3	C		gabbro py minéralisé DI 1%							390094	5776669
AN2010DH-088	162266	3	C		v3b py di							390223	5776664
AN2010DH-089	162267	3	C									390241	5776662
AN2010DH-090	162268	3	C		v3b							390197	5776634
AN2010DH-091	162269	3	C		vei qz ds épontes de basaltesavec sf di							390733	5776192
AN2010DH-092	162270	3	C		vei qz ds épontes de gabbro sf							390842	5776153
AN2010DH-093	162271	3	C		vei qz ds épontes de gabbro							390772	5776127
AN2010DH-094	162272	5	C		vei qz ds épontes de gabbro sf							390751	5776120
AN2010DH-095	162273	3	B		bloc erratique anguleux 2 mètre cube, sf di							390219	5775861
AN2010DH-096	162274	3	C		v3b avec vei qz, 10 cm							390203	5775843
AN2010DH-097	162275	3	C		v3b							390114	5775830
AN2010DH-097	162276	3	C		vei qz, e=10cm épontes basalte							390096	5775819
AN2010DH-097	162277	3	C		vei qz, e=7cm épontes basalte							390325	5775701
AN2010DH-098	162278	11	C		vei qz ds épontes basalte très lité, of							390069	5775830
AN2010DH-099	162279	7	C		baslate lité avec of							390424	5775677
AN2010DH-099	162280	3	C									390424	5775701
AN2010DH-100	162281	6	C		vei qz ds épontes basalte, of							390476	5775616
AN2010DH-269	216025	7	C		i2 avec sf di							379710	5773546
AN2010DH-271	216027	17	C		ctc i2 et basalte,vei de qz N50 et sf di							379847	5773291
AN2010DH-272	216028	17	C		affl i2 avec enclave gabbro échantillonnée mag -1000 au bm4+, py et mg							380016	5773220
AN2010DH-273	216029	15	C		vei de qz ds épontes v3b, py di							379806	5773084
AN2010DH-284	216048	197	C		affl i3a avec vei de qz et pi di							381497	5775393
AN2010DH-284	216049	14	C		affl i3a avec vei de qz et pi di							381497	5775393
AN2010DH-285	216050	41	B		bl s3 avec vei qz et gr, sf di pen, sil en vei de qz							381629	5775440
AN2010DH-286	218051	10	B		affl v3b à i3a avec vei de qz sf di							381684	5775472
AN2010DH-287	218052	8	B		affl s3 avec sil et py frp							381785	5775660
AN2010DH-288	218053	10	B		vei de qz ds sédiments orientée N76							381801	5775513
AN2010DH-288	218054	3	B		vei de qz ds sédiments orientée N76							381801	5775513
AN2010DH-289	218055	3	C		affl i3a et s3 ds cisaillement, of et sf di							381852	5775425
AN2010DV-001	161551	6	C		V3B (M16) 2-4 AS dissé avec vnQZ-TL (épontes).							388398	5775160
AN2010DV-002	161554	3	C		V3B tr SF							388042	5774939
AN2010DV-003	161555	20	B									388026	5774206
AN2010DV-004	161556	3	C		I2 BO 10PY, vnQZ cm.							388024	5774208
AN2010DV-004	161557	35	C		I2 BO 8PY (dissé + bandes)							388022	5774208
AN2010DV-004	161558	6	C		I2 BO 3PY (finement disséminée)							388022	5774206

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010DV-011	161572	25	C		I3A 1PY DI. Au contact avec I2							387782	5774185
AN2010DV-011	161573	52	C		I2 gf, tr SF et veines de QZ cm. Le QZ est souvent automorphe dans et il y a des petites cavités au centre de cell-ci. Au contact avec I3A.							387782	5774185
AN2010DV-012	161574	30	C		Veine de QZ (15 cm) dans le I3A. 1PO DI. SIL également pénétrative aux épontes.							387770	5774192
AN2010DV-012	161575	68	C		ZC (50cm) riche en AM(BOCL) avec qques veinules de QZ dans le I3A. Tr SF.							387769	5774190
AN2010DV-013	161576	53	C		VnTL-QZ (10cm) orientée N-S. La TML est pénétrante dans les épontes sur 15cm. TrSF.							387765	5774188
AN2010DV-013	161577	21	C		I3A 3PO finement disséminée.							387764	5774188
AN2010DV-015	161594	35	C		Zone de cisaillement de 50cm avec veines de QZ cm. AM++ CL+ 1PO.							387712	5774199
AN2010DV-015	161595	6	C		Zone SI+ de 15cm dans une petite ZC. Jusqu'à 50% de QZ. trSF.							387714	5774198
AN2010DV-016	161596	69	C		I3A AM+ OF+ 6PO t-fine dissé.							387629	5774244
AN2010DV-016	161597	37	C		I2 BO 8PYPO t-fine dissé.							387630	5774245
AN2010DV-016	161598	27	C		I2 BO SI+ (vnQZ et PEN) OF++ 5PY5PO t-fine dissé. Qques bandes riches en AM-BO.							387633	5774245
AN2010DV-017	161751	37	C		Petite ZC de 15cm avec qques veinules de QZ et 2PO.							387691	5774099
AN2010DV-017	161752	23	C		I3A 2PO.							387668	5774089
AN2010DV-018	161753	22	C		10MG trSF.							387678	5773826
AN2010DV-019	161754	12	C		Zone à CL en bordure d'une ZC de 15cm. 0,5%SF très fines et disséminées.							387799	5774075
AN2010DV-020	161755	11	B									388023	5773382
AN2010DV-021	161756	9	C		vnQZ-CC de 10cm plissotée. Prit sur un bloc sub-en-place.							388036	5773386
AN2010DV-021	161757	11	C		vnQZ de 5cm OF+ trSF très fines. Veine sub parallèle à la foliation.							388073	5773390
AN2010DV-021	161758	10	C		vnQZ-CC-DP de 10cm, avec QZ auto. Dans le I3A FO+ SI+CB+ (bloc détaché de la falaise).							388088	5773393
AN2010DV-022	161759	35	C		vnQZ 15cm 2PY dissé et stringers. OF+							388080	5773382
AN2010DV-023	161760	13	C		I3A AM+BO+ 10PO très fine et dissé.							388119	5773376
AN2010DV-023	161761	16	C		I3A AM+BO+ 8PO très fine et dissé. Veinules de QZ.							388119.5	5773376
AN2010DV-024	161762	14	C		I2 2PY dissé.							388098	5774153
AN2010DV-024	161763	26	C		I2 2PY dissé.							388101	5774150

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010DV-025	161764	17	C		vnQZ 25cm OF+. 2PY dissé.							388172	5774033
AN2010DV-026	161765	51	C		vnQZ+/-TL OF+ de 20cm dans la ZC. 2PY dissé.							388185	5774043
AN2010DV-026	161766	12	C		I3A FO CL SI 1SF très fines.							388189	5774046
AN2010DV-027	161767	13	C		I2 gf 4PY automorphe et dissé. SI+							388358	5774091
AN2010DV-027	161768	19	C		I2 BO FO 3PY dissé. CAR+ SI+							388358	5774092
AN2010DV-027	161769	14	C		I2 BO SI+ 6PY dissé. OF+							388358	5774095
AN2010DV-253	217983	12	C		VnQZ 7cm parallèle à S0 sur un bloc métrique détaché de l'affleux.							381690	5775911
AN2010DV-253	217984	9	C		VnQZ 15-25cm orientée N78° et probablement travaillée par un jeu de mouvements N-S (sénestre).Tr-1PY dissé dans la veine. OF.							381701	5775896
AN2010DV-254	217985	16	C		VnQZ de 5cm N-S 1PO OF+. Veine légèrement plissotée.							381744	5775901
AN2010DV-255	217986	17	C		S3 BO 1PY OF.							381980	5775966
AN2010DV-255	217987	17	C		VnQZ 5cm N-S trSF OF.							381980	5775966
AN2010DV-256	217988	6	C		VnQZ 15-30cm anastomosée et // à FM; un peu plissotée.							382116	5775873
AN2010DV-443	224480	97	C		S3 SI+ 2PO 1AS OF+							389195	5779522
AN2010DV-443	224481	153	C		S3 SI+ 2PO 2AS OF+							389196	5779521
AN2010DV-443	224482	24	C		S3 SI+ 1PO (AS) OF+							389198	5779524
AN2010DV-444	224483	48	C		S3 (SI) 3PO 2AS (PY) OF+. Petit bloc sub-en-place collé sur l'affleurement.							389198	5779458
AN2010DV-445	224484	48	C		I3A avec vnQZ 10-50cm non orienté et rouillée, avec 1PY au CT de celle-ci.							388908	5779354
AN2010DV-446	224485	30	C		S3BO SI+ AC+ 1AS (PO). Aux épontes des vnQZ-AC.							389172	5779542
AN2010DV-446	224486	20	C		S3BO SI+ AC+ (PO-AS). Aux épontes des vnQZ-AC.							389171	5779542
AN2010DV-463	220874	11	C		I3A 3PY OF							386978	5775176
AN2010DV-463	220875	23	C		I3A gm 3PY OF SI+(5% veinules).							386970	5775177
AN2010DV-464	220876	17	C		BIF à chert BR OF+++ 5PO 2PY PQGR+.							386958	5776199
AN2010DV-464	220877	14	C		BIF BIO+ OF++ 7PO 3PY.							386948	5776202
AN2010FT-173	216263	3	B									386225	5770477
AN2010FT-174	216264	3	B									386403	5770424
AN2010FT-175	216265	3	C		i1c							386421	5770367
AN2010FT-175	216266	3	C		aplite							386421	5770367
AN2010FT-177	216267	3	B									386425	5770157
AN2010FT-178	216268	3	C		litho							386423	5770108
AN2010FT-179	216269	3	C		litho 2							386638	5769574
AN2010FT-180	216270	6	C									387091	5769449
AN2010FT-181	216271	3	C									387243	5769341
AN2010FT-182	216272	5	C		qz de pegmatite							387359	5769221

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010FT-182	216273	9	C		litho							387359	5769221
AN2010FT-183	216274	3	C		contact aplite et enclave							387572	5769027
AN2010FT-199	216300	5	C									389635	5769467
AN2010FT-200	216301	7	C									389576	5769524
AN2010FT-201	216302	7	C									389380	5769715
AN2010FT-202	216303	3	C									389317	5769367
AN2010FT-203	216304	6	B									389633	5768940
AN2010FT-204	216305	10	B									389640	5768878
AN2010FT-205	216306	3	C									389657	5768803
AN2010FT-206	216307	7	C		veine qz au contact							390229	5771363
AN2010FT-206	216308	7	C		veine qz rouillée dans litho 1							390229	5771363
AN2010FT-207	216309	3	C		litho 1 avec sf près des veinules de qz							390229	5771363
AN2010FT-207	216310	3	C		litho 1 avec sf près des veinules de qz							390229	5771363
AN2010FT-207	216311	3	C		litho 1 avec sf près des veinules de qz							390229	5771363
AN2010FT-208	216312	3	C		veine rouillée + eponte							390185	5771445
AN2010FT-277	217581	12	C									392061	5777577
AN2010FT-307	217884	11	C		veine de qz							381093	5775635
AN2010FT-308	217885	6	C		veine dans plan de schisto							381086	5775601
AN2010FT-308	217886	13	C		S3							381086	5775601
AN2010FT-309	217887	7	C		qtz + éponte							381335	5775652
AN2010FT-310	217888	11	C		veine qz							381541	5775567
AN2010FT-310	217889	7	C		i3a							381541	5775567
AN2010FT-311	217890	10	C		i3a							381707	5775563
AN2010FT-312	217891	9	C		zone rouillée avec sf et 2 lithos							381823	5775671
AN2010FT-312	217892	15	C		zone rouillée avec sf et 2 lithos							381823	5775671
AN2010FT-312	217893	23	C		zone rouillée avec sf et 2 lithos							381823	5775671
AN2010FT-313	217894	17	C		rouille							381923	5775702
AN2010FT-313	217895	37	C		rouille							381923	5775702
AN2010FT-313	217896	7	C									381906	5775680
AN2010JOL-001	161601	6	C									384848	5774203
AN2010JOL-002	161602	5	C									387839	5774209
AN2010JOL-003	161603	5	C		I3A							388029	5774339
AN2010JOL-004	161604	3	B									388503	5774193
AN2010JOL-005	161605	3	B									387717	5774918
AN2010JOL-006	161606	3	C									387589	5774591
AN2010JOL-007	161607	5	C		Blanc							388246	5774062
AN2010JOL-008	161608	12	B									388586	5774303
AN2010JOL-021	161624	12	C		Couleur blanc							388180	5774060
AN2010JOL-021	161625	15	C									388179	5774035
AN2010JOL-022	161626	18	C		Couleur Gris-blanc							388327	5774050
AN2010JOL-022	161627	12	C		V3B, vert-noir							388325	5774050
AN2010JOL-023	161628	12	C		I2J							388379	5773987

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010JOL-023	161629	24	C		I2J							388374	5773987
AN2010JOL-023	161630	25	C		I2J							388385	5773990
AN2010JOL-024	161631	14	C									388407	5774018
AN2010JOL-025	161632	11	B									388407	5773946
AN2010JOL-026	161633	13	C									388467	5773910
AN2010JOL-027	161634	9	C									388321	5774017
AN2010JOL-027	161635	6	C		Autre I1 près de la veine.							388321	5773794
AN2010JOL-027	161636	12	C									388317	5773790
AN2010JOL-028	161637	12	C		Gris-vert							388318	5773569
AN2010JOL-030	161638	8	C		Gris-vert							388283	5773604
AN2010JOL-031	161639	103	B		Vert-gris-blanc							388188	5773612
AN2010JOL-031	161640	8	B		Champ de bloc sub-en-place polygénique							388170	5773600
AN2010JOL-032	161641	15	C		Vertdâtre-noir							388246	5774062
AN2010JOL-032	161642	13	C		Wacke rouillé en contact avec du gabbro, Grain moyen. 1-5mm							388246	5774062
AN2010JOL-033	161643	19	B		Blanc vitreux et grisâtre rouillé							388253	5774139
AN2010JOL-034	161644	13	C		Blanchâtre-noir							388240	5774139
AN2010JOL-041	161905	9	C		Blanc-gris							387288	5774441
AN2010JOL-041	161906	8	C									387322	5774166
AN2010JOL-041	161907	20	C		I2, 3 veinules de quartz. Orangé en surface fraîche, blanc altéré.							387315	5774160
AN2010JOL-042	161908	8	C									387154	5774484
AN2010JOL-042	161909	8	C									387322	5774166
AN2010JOL-043	161910	24	C									387167	5774828
AN2010JOL-095	162323	4	C									390096	5776665
AN2010JOL-096	162324	3	C									390219	5775860
AN2010JOL-098	162326	3	C									390195	5775840
AN2010JOL-099	162327	3	C		Basalte avec éponte de veine de qtz.							390229	5775820
AN2010JOL-099	162328	3	C		V3B +sulfure							390229	5775818
AN2010JOL-100	162329	3	C									390206	5775767
AN2010JOL-101	162330	3	C									390082	5775840
AN2010JOL-102	162331	3	C									390118	5775910
AN2010JOL-102	162332	3	C		Zone plus rouillé et plus shisteux.							390112	5775910
AN2010JOL-224	216087	3	C									386787	5768194
AN2010JOL-225	216088	3	C									386628	5768149
AN2010JOL-226	216089	3	C		Enclave du I3.							386438	5768221
AN2010JOL-227	216090	3	C		Veinule milimétrique de I1A recoupe l'échantillon							386383	5768117
AN2010JOL-228	216091	3	C									386202	5768442
AN2010JOL-229	216092	8	B									386755	5768372
AN2010JOL-230	216093	3	B									387112	5768351
AN2010JOL-231	216094	3	B									387369	5768451

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010JOL-232	216095	3	C		I3A avec brèche de I1C.							387538	5768188
AN2010JOL-232	216096	3	C		I1C							387538	5768188
AN2010JOL-244	216097	3	B									385883	5772600
AN2010JOL-246	216098	3	B									385965	5772854
AN2010JOL-247	216099	3	B		Sonne au BM4plus, MAG -400 HFR-400							386006	5773092
AN2010JOL-247	216100	3	B		Minéralisé 3% PO et PY							386020	5773094
AN2010JOL-247	216364	3	B		Granite plus felsique à grain moyen.							386154	5773003
AN2010JOL-248	216365	3	B									386154	5773003
AN2010JOL-249	216366	3	B									386171	5772957
AN2010JOL-249	216367	3	B		Petit bloc de V3b d'environ 60 cmX60cmX20cm à grain fin et carbonaté.							386204	5772959
AN2010JOL-250	216368	3	C									386146	5772788
AN2010JOL-251	216369	3	C									386300	5772536
AN2010JOL-252	216370	3	C									385723	5772540
AN2010JOL-253	216371	3	C									385610	5772705
AN2010JOL-253	216373	3	C									385585	5772588
AN2010JOL-254	216372	3	C									385538	5772736
AN2010JOL-340	217635	3	C									392025	5777383
AN2010JOL-351	217906	3	C									379700	5773538
AN2010JOL-353	217908	11	C									379853	5773296
AN2010JOL-354	217909	6	C		V3b et ou mircol3A							379987	5773209
AN2010JOL-354	217910	17	C		I2 à fp po avec une veinule de qz très trouillé.							379991	5773191
AN2010JOL-354	217911	20	C		V3b et ou mircol3A avec une veinule de PO.							379951	5773184
AN2010JOL-355	217912	48	C		V3b							379828	5773126
AN2010JOL-355	217913	65	C		V3B							379831	5773131
AN2010JOL-370	217938	6	C		S3 avec veinule de fp-qz.							381696	5775906
AN2010JOL-370	217939	9	C		Veine de qz ds même sens que foliation.							381702	5775888
AN2010JOL-370	217940	8	C		MétaS3 minéralisé.							381705	5775890
AN2010JOL-371	217941	19	C		Vei de qz ds même senes que la FM.							381760	5775886
AN2010JOL-371	217942	16	C		MétaS3.							381802	5775879
AN2010JOL-372	217943	9	C									382001	5775950
AN2010JOL-373	217944	41	C		Échantillon qui sonne au BM4plus							381882	5775690
AN2010JOL-373	217945	18	C		I2 minéralisé							381882	5775690
AN2010JOL-373	217946	29	C		I2 minéralisé.							381892	5775694
AN2010JOL-374	217947	9	C		Veine de qz ds même direction que la FM.							381844	5775694
AN2010JOL-374	217948	10	C		Encaissant de la vei de qz.							381845	5775695
AN2010JOL-400	218036	4	C									384922	5774129

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010JOL-401	218037	3	C									384872	5774149
AN2010JOL-402	218038	13	C									385464	5773894
AN2010JOL-402	218039	9	C									385465	5773896
AN2010JOL-402	218040	12	C									385466	5773898
AN2010JP-006	162208	3	C									390043	5776732
AN2010JP-007	162209	3	C									390688	5776198
AN2010JP-008	162210	3	C									390706	5776113
AN2010JP-073	216156	3	C		Litho 2: I1, GG, rose pâle, FK 50-PG 30-Qz 15-BO 5. Dyke 298/90 0.3m*10m							386783	5768182
AN2010JP-074	216157	5	C		I1D Tonalite, blanc,GG, PG 60-Qz 38-BO 2, En amas sur 2m carré							386604	5768230
AN2010JP-075	216158	7	C		I3A							386384	5768173
AN2010JP-075	216159	4	C		Dyke granite, 020/85, FK 60-PG 30-Qz 10							386386	5768174
AN2010JP-076	216160	5	B									386753	5768382
AN2010JP-077	216161	3	C		Dyke granite, blanc rosé, GG, FK 50-PG 30-BO 20							387328	5768534
AN2010JP-078	216162	8	B									387622	5768379
AN2010JP-079	216163	7	B									387563	5768375
AN2010JP-093	216178	5	C		Zone moin grenu au travers affleurement Granodiorite							389596	5769440
AN2010JP-093	216179	6	C		Granodiorite, GG, blanc moustaché-noir, PG - Qz-Bo							389547	5769435
AN2010JP-094	216180	9	B									389641	5768993
AN2010JP-095	216181	8	B									389689	5768968
AN2010JP-096	216182	3	B									389688	5768968
AN2010JP-097	216183	3	B									390172	5770191
AN2010JP-098	216184	6	C									390242	5771394
AN2010JP-099	216185	3	C									390142	5771435
AN2010JP-156	217508	3	C		PY 4% diss.							379655	5774077
AN2010JP-157	217509	6	C									379688	5774096
AN2010JP-158	217510	9	C		I2(métasédiments) 2% PY diss.							379758	5774199
AN2010JP-158	217511	5	C		I2 (métasédiments?) PY 1%							379755	5774190
AN2010JP-159	217512	5	C									379704	5774238
AN2010JP-163	217516	10	B									384348	5775288
AN2010JP-164	217517	19	C		V3B							384337	5775353
AN2010JP-164	217518	8	C		I2 porphyre felspath, GF, gris-noir							384338	5775353
AN2010JP-165	217519	10	C									384357	5775359
AN2010JP-166	217520	33	C									384380	5775362
AN2010JP-167	217521	13	C									384493	5775357
AN2010JP-168	217522	41	C									383220	5775833
AN2010JP-169	217523	2090	C		Métasédiment							383019	5775850
AN2010JP-169	217524	19	C		Vn de QZ recoupant la folliation, Vn QZ de 0.05m à 0.10m à 05 degrés							382998	5775848

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010JP-200	217802	10	B									385247	5773972
AN2010JP-201	217803	26	B		Amas de QZ							385319	5773785
AN2010KS-032	220502	6340	C		contact entre V3B et S3, VQz, forte rouille en cassure et surface, Hem du Qz +++, Py 1% disséminée et veinules, Si++, trOF.							405516	5820355
AN2010KS-032	220503	58	C		basalte gabbroïque Si+, trPy légère, rouille en cassure et un peu en surface, veine Hem++.							405533	5820355
AN2010KS-045	220529	27	C		V3- I3A, si+, folié, veinules de Qz, légère rouille localisée, bandes // à la foliation, trPo, faible magnétisme.							379723	5774248
AN2010KS-046	220530	13	C		I2 silicifié, foliation modérée, Py disséminée, en amas et veinules moins 1%, moyenne rouille en cassure suivant les plans de doliation et en surface, gf étirés, trPy rouillée.							379685	5774228
AN2010KS-064	220815	990	C		Contact entre le M16 et S3, Bo++, Sr+, Py dissséminée 1%, trPo, VQz // à la foliation, Hem+++, forte rouille en cassure et surface.							383017	5775843
AN2010KS-064	220816	253	C		VQz hématisée faiblement en cassure plus en surface, M16 avec trPy, rouille dans le Qz.							383017	5775843
AN2010KS-064	220817	1100	C		s3 ave bandes de M16, trPy, forte rouille en surface et cassure, veinule Qz rouillée, Hem+++.							383017	5775843
AN2010KS-065	220818	53	C		VQz légère rouille, Hem+ // à la foliation du S3, Bo+, Cl+.							383003	5775843
AN2010KS-065	220819	5	C		Sédiments, Si+, gf, Bo+, Po 5%, forte rouille en surface, trPy.							382988	5775837
AN2010MR-001	161701	25	C									387814	5774242
AN2010MR-001	161702	5	C									387816	5775600
AN2010MR-001	161703	9	C									387814	5775591
AN2010MR-008	161713	-9999	C									387753	5774166
AN2010MR-008	161714	12	C		FO par endroit							387754	5774175
AN2010MR-008	161715	17	C									387762	5774176
AN2010MR-009	161716	11	C		quartz orange brulé, FO en surface							387700	5774174
AN2010MR-010	161717	76	C		peu oxydé							387615	5774196
AN2010MR-010	161718	28	C									387614	5774194
AN2010MR-027	161704	157	C									387709	5774922
AN2010MR-028	161735	54	C									387660	5774181
AN2010MR-029	161736	9	C		trace d'épidote							387610	5774186
AN2010MR-030	161737	25	C		FO en surface							387555	5774198
AN2010MR-031	161738	19	C		trace de sulfure							387640	5774060

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010MR-032	161740	14	C									387585	5774037
AN2010MR-033	161741	77	C		trace d'oxydation							387531	5774012
AN2010MR-034	161742	61	C		faible oxydation							387732	5774204
AN2010MR-035	161743	17	C		faible oxydation							387712	5774209
AN2010MR-036	161744	18	C									387722	5774198
AN2010MR-037	161745	22	C									387691	5774193
AN2010MR-038	161746	21	C									387568	5774193
AN2010MR-039	161747	38	C		FO							387550	5774197
AN2010MR-040	161748	56	C		FO							387547	5774190
AN2010MR-041	161749	31	C		oxydation moyenne							387482	5774154
AN2010MR-042	161750	29	C									387443	5774105
AN2010MR-043	161851	29	C		trace d'oxydation							387400	5774057
AN2010MR-044	161852	42	C									387682	5774166
AN2010MR-045	161853	45	C		trace d'oxydation							387696	5774162
AN2010MR-046	161854	6	C									388089	5774132
AN2010MR-046	161855	20	C									388086	5774136
AN2010MR-047	161856	13	C									388116	5774013
AN2010MR-048	161857	27	C		FO							388142	5774023
AN2010MR-049	161858	39	C		oxydation légère							388303	5774010
AN2010MR-050	161859	36	B		bloc subenplace							388335	5774034
AN2010MR-051	161860	17	C									388339	5774069
AN2010MR-052	161861	30	C		FO, trace de sulfure							388343	5774078
AN2010MR-053	161862	10	C		faible oxydation							388345	5774035
AN2010MR-053	161863	82	C		trace de sulfure							388367	5773984
AN2010MR-054	161864	11	C		faible ox, trace de sulfure							388343	5773984
AN2010MR-055	161865	8	C		faible ox							389359	5774405
AN2010MR-056	161866	18	C		trace de minéralisation							389144	5773984
AN2010MR-057	161867	19	C									389011	5773948
AN2010MR-058	161868	45	C		faible ox, trace de sulfure							388943	5773970
AN2010MR-262	218212	10	C		litage, foliation 100E							384061	5775336
AN2010MR-262	218213	15	C		litage							384061	5775342
AN2010MR-263	218214	15	C		foliation 100° E							384052	5775344
AN2010MR-263	218215	7	C		dyke de V2 qui recoupe, foliation 100° E							384051	5775344
AN2010MR-264	218216	11	C		vn QZ 2-3 cm large dir 75°E, foliation							384004	5775403
AN2010MR-265	218217	10	C									383651	5775428
AN2010MR-266	218218	9	C									383362	5775536
AN2010MR-266	218219	8	C		vn qz sur tout aff. 1cm large dir 265°O							383347	5775543
AN2010MR-267	218220	12	B									383097	5775651
AN2010PS-026	224332	23	C		S3 rouillé + veinules Qz, Py 2-3%, As 2-3%.							389191	5779456
AN2010PS-027	224333	113	C		contact S3 et S3-S1 rouillé, VQz Hematisées, Py 1-2%, as 2-3%							389148	5779532

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010PS-028	224334	18	C		VQ rouillé hématisé 30 cmm, 2-3Py.							389327	5779586
AN2010PS-029	224335	9	C		I3A veinules FP Bo, trPy.							379686	5774096
AN2010PS-030	224336	6	C		FP altérationbpotassique,veinule épidote, 1-2 % Py.							379707	5774107
AN2010PS-031	224337	6	C		I2 gf, fd, gr avec petit dyke I3 Py en trace, bo, Cl, fd, Qz très fin.							379688	5774233
AN2010PS-032	224338	5	C		I2 rouillé, gf, Qz, Hem, dyke, Py 1-2%, 2-3% As, am, trPo.							379692	5774252
AN2010PS-032	224339	7	C		I3, Si, Am, Qz, 1-2% Py, 1-2% As, Bo, FP, trPo.							379692	5774252
AN2010PS-033	224351	3	C		S3, Si+, Bo+, Py disséminée et cubique 1%, légère rouille en cassure et moyenne en surface, gf, nulle foliation.							405114	5820391
AN2010RO-061	220705	4	C		V3B grains fins, EP+.							379638	5774061
AN2010RO-062	220706	16	C		I3A, 1-2% EP, 2%PY.							379652	5774071
AN2010RO-063	220707	12	C		VN QZ dans I3A. 5cm épaisseur par 1m. Épontes AM++.							379684	5774227
AN2010RO-064	220708	3	C		I2 gf cs sc 5-10% AM, 5%PY / 2cm.							379697	5774258
AN2010SP-007	161539	7	C									387681	5774213
AN2010SP-008	161540	6	B									387379	5774404
AN2010SP-068	216222	3	C		vn(QZ)							386644	5769397
AN2010SP-069	216223	12	B		bloc ang. Dans un champ de blocs ang. 1x0.4x0.4m. I1 FP-HB-QZ avec vn(QZ)							387199	5768922
AN2010SP-070	216224	6	B		bloc ang. 20x10cm. Gabbro FP-AM 3PO.							387293	5768695
AN2010SP-071	216225	3	B									387242	5768716
AN2010SP-096	217751	3	B		Ré-échantillonnage de 161951. Sub-ang. V3 60x30x30cm. Tr(PO) gf, compact. Qque rares fractures remplis de CC. Non-mag.							389353	5774407
AN2010SP-097	217752	7	B		Ré-échantillonnage de 161865. Sub-arr. 50cm dia. M16 avec rares vn(QZ), tr(PO).							389354	5774406
AN2010SP-098	217753	7	B		Ang. 1x1x0.4m. M16 (AM-FP) tr(PO).							389470	5774693
AN2010SP-099	217754	5	B		ang. 1x1x0.4m. V3 avec horizons silicifier parallel à FO.							389496	5774820
AN2010SP-100	217755	3	B		ang. 1x0.5x0.5m. I1 avec vn(QZ).							389471	5774827
AN2010SP-101	217756	6	B		Ang. 2x1m visible, sub-en-place. Horizon de M8(SR) de 15cm dans un V3.							389479	5774840
AN2010SP-102	217757	11	C		Vn(QZ) au contact V3-M16.							389117	5775006
AN2010SP-110	217762	3	C		vn(QZ) E-W dans V3.							379792	5773055
AN2010SP-146	217793	32	C									384545	5775617
AN2010SP-147	217794	14	C		vn(QZ)							381776	5775940

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
AN2010SP-147	217795	11	C		sédiment à fp±BO, 2PO diss.							381770	5775903
AN2010SP-147	217796	10	C		vn(QZ) rougeâtre que recoupe à faible angle la FO. 1cm d'épais.							381778	5775893
AN2010SP-148	217797	15	B		Bloc ang. Sub-en-place. 30x30x20cm. QZ avec éponte S3, tr(PO).							381740	5775792
AN2010SP-149	217798	11	C									381739	5775801
AN2010SP-149	217799	8	C		vn(QZ) parallel à FO. Éponte alt en CL, pas de SF visible. Veine rougeâtre.							381740	5775788
AN2010SP-364	220575	25	C									386954	5775201
AN2010SP-365	220576	23	C									386948	5776198
AN2010TV-052	224445	15	C		FP+,BO+,QZ,trAS,of+							389208	5779504
AN2010TV-052	224446	3	C		vn de Quartz 10cm d'épa.x 1m de lon. I3 pour 50% de l'échan.QZ+,AM+,BO,of+							389208	5779504
AN2010TV-053	224447	11	C		S3(vn de Quartz pour 10% de l'échan.) FP+,BO,QZ,2AS,trPO,trPY,of+							389202	5779462
AN2010TV-053	224448	30	C		S3(vn de Quartz pour 15% de l'échan.) FP+,BO,QZ,3AS,trPO,trPY,of+							389203	5779462
AN2010TV-053	224449	8	C		S3-I3,FP+,AM,QZ,BO,trAS,trPO,of							389194	5779460
AN2010TV-054	224450	6	C		,FP+,BO,QZ,trAS,trPO,of							389079	5779440
AN2010TV-056	220604	35	C		vn de Quartz,QZ++,BO+ 1cm,FP,trPO,of+							389327	5779573
AN2010TV-056	220605	20	C		S3,FP+,BO+,QZ,2PO,of							389326	5779573
AN2010TV-084	220649	8	B		AM+,FP,QZ,BO,of,si							386192	5775275
Blank	161600	3	X										
Blank	161610	3	X										
Blank	216186	3	X										
Blank	216313	3	X										
Blank	217989	3	X										
Standard(OXE42)	216187	620	X										
Standard(OXL51)	216314	620	X										
Standard(SH41)	217800	1370	X										
Standard(SJ22)	161599	2610	X										
Standard(SJ22)	161869	2640	X										
Standard(SL46)	161609	5830	X										
Standard(SP37)	217990	18070	X										

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
TR-AN-09-017	161552	4350	C	I2 PoFP	Diorite porphyrique (PoFP) de l'Indice Hercule, qui est cisaillée localement, silicifiée et minéralisée.		FP(84)BO(15)AM(1)	GM FO ZR CS PO	SIL30(8,3) veines; BIO10(5,2) ZCI	6PY DI	10 à 15% de PoFP (2-4mm). SIL sous forme de veines-veinules, souvent en réseaux et aussi pervasive localement. La PY est répendue dans l'unité, mais semble plus présente près de la ZC.	387808	5774244
TR-AN-09-017	161553	25	C	I2 PoFP	Petite zone de cisaillement silicifiée dans la diorite.		FP-QZ-BO	CS GF	SIL90(5,8) sur 10cm.	4PY finement dissé.	La zonette CS+ SI++ à 10cm de puissance, et les PoFP semblent broyés.	387808	5774244.5
TR-AN-09-017	161559	19	C	I2 CS++	Zone de cisaillement riche en BO dans la diorite		BO-FP-QZ-AM	CS GF SC	BIO80(6,6) sur 20cm. SIL20(6,1) veinules.	4PY finement dissé.	On retrouve qques passages (mm) à fines AM.	387807	5774243
TR-AN-09-017	161560	7	C	I2 PoFP	Diorite porphyrique silicifiée.		FP(70)QZ(20)BO(10)	GF GM PO +/-FO	SIL50(6,4) veines + pénétrant sur des "bandes" cm.	3PY dissé.	Les bandes silicifiées semblent suivre un réseaux, comme certaines veines, et sont recoupantes.	387813	5774248
TR-AN-09-017	161561	11	C	I2 PoFP	Zone de cisaillement riche en BO dans la diorite		FP(70)BO(30)	GF GM FO CS PO	BIO60(4,6) dans la ZC.	5PY dissé.	Au début d'une ZC décimétrique d'intensité moyenne.	387814	5774244
TR-AN-09-017	161562	43	C	I2 PoFP	Diorite porphyrique silicifiée.		FP(70)QZ(20)BO(10)	GF GM PO +/-FO	SIL50(6,4) veines + pénétrant sur des "bandes" cm.	5PY dissé.	Éch. 1m à l'ouest du 4,3g/T, et juste au Nord de la zonette cisaillée.	387806	5774244

Outcrop	Sample	AuPPB	Type	Litho1	Lithology	Litho2	Mineralogy	Texture	Alteration	Mineralization	Comments	UtmEast	UtmNorth
												NAD 27 - Zone 18	
TR-AN-09-017	161563	146	C	I2 +/- PoFP	Diorite porphyrique silicifiée et cisaillée.		FP(70)QZ(10)BO(20)	GF GM PO CS ZR	BIO80(5,6) dans la ZC. SIL50(9,2) veinules et épontes.	10PY automorphe finement dissé.	Éch. 2,5m à l'ouest du 4,3g/T.	387805	5774244
TR-AN-09-017	161564	21	C	I2 PoFP	Diorite porphyrique silicifiée.		FP(70)QZ(20)BO(10)	GF GM PO +/-FO	SI+ BO+	5PY auto dissé.	Léger CS.	387809	5774244
TR-AN-09-017	161565	18	C	I2	Zone de cisaillement riche en BO dans la diorite		FP(70)BO(30)	CS SC GF	BIO80(5,6) dans la ZC. SIL20(8,1) veinules.	4PY auto finement dissé.	Zone cisaillée de 70cm. Qques reliques de PoFP.	387815	5774248
TR-AN-09-017	161566	48	C	I2 PoFP	Diorite porphyrique légèrement silicifiée.		BO-FP-QZ-AM	PO GM	BIO-AM15(3,4) près d'une ZC. SIL3(7,1) veinules.	5PY auto dissé.		387816	5774250
TR-AN-09-017	161567	3	C	I2 PoFP	Diorite porphyrique légèrement silicifiée en contact avec sédiments.		FP(70)QZ(10)BO(20)	FO GM GF	BIO15(3,5) dans la foliation. SIL10(9,1) veinules.	5PY dissé et en fines bandes plus localement.		387817	5774250
TR-AN-09-017	161568	3	C	S3BO/S6	Méta sédiment à biotite et à grains fins à très fins.		FP-BO-QZ	GT FO SC	BIO40(5,5) dans la foliation.	3PY dissé.	Le contact avec le I2 est variable, mais semble grosso-modo E-W.	387818	5774250
TR-AN-09-017	161569	620	C	I2 PoFP	Diorite porphyrique légèrement silicifiée en contact avec sédiments.		FP-BO-QZ	FO GM GF	SI+ BO+	4PY auto dissé.		387816	5774253
TR-AN-09-017	161570	22	C	I2 PoFP	Diorite porphyrique légèrement silicifiée en contact avec sédiments.		FP(70)QZ(10)BO(20)	GF GM PO +/-FO	BIO20(3,6) dans la foliation. SIL15(5,3) veines, réseaux de veinules et épontes.	4PY auto dissé.		387819	5774254
TR-AN-09-017	161571	23	C	S2-S3	méta arkose-wacke silicifiée et litée.		FP-QZ-BO	GT FO SA	SIL50(8,6) stockwerk.	2PY dissé, 1-2CP t-fine et dissé.	Bande de sédiments entre le I2 et le V3B PoFP. L'unité est plissotée et semble légèrement cisaillée localement.	387820	5774238

Appendix 3 : Till sample

Till samples descriptions

Till Number	Year	Weight	Material	AUPPB	TOTAL	RESHAPED	MODIFIED	PRISTINE	Laboratory	Zone	UtmEast-N27	UtmNorth-N27
WB-K-10-001	2010	15.1	Till	0	3	3	0	0	Overburden	18	381144	5776848
WB-K-10-005	2010	13.5	Till	0	32	26	6	0	Overburden	18	386845	5773798
WB-K-10-006	2010	14.4	Till	0	22	19	2	1	Overburden	18	387034	5773673
WB-K-10-007	2010	14.7	Till	0	19	17	1	1	Overburden	18	387114	5773781
WB-K-10-008	2010	10.5	Till+soil	0	6	5	0	1	Overburden	18	389883	5775229
WB-K-10-009	2010	13.5	Sand+gravel	0	4	3	1	0	Overburden	18	389705	5775354
WB-K-10-010	2010	14.0	Till	0	9	6	2	1	Overburden	18	387369	5767746
WB-K-10-011	2010	12.7	Till	0	16	15	0	1	Overburden	18	381317	5776654
WB-K-10-012	2010	13.0	Sand+silt	0	3	3	0	0	Overburden	18	381387	5776437
WB-K-10-016	2010	13.3	Till	0	14	13	0	1	Overburden	18	387626	5773482
WB-K-10-017	2010	13.2	Till	0	7	7	0	0	Overburden	18	387375	5773608
WB-K-10-018	2010	11.9	Till	0	7	7	0	0	Overburden	18	390242	5774914
WB-K-10-019	2010	14.8	Till	0	5	5	0	0	Overburden	18	390386	5774657
WB-K-10-020	2010	14.6	Till	0	7	7	0	0	Overburden	18	385842	5768946
WB-K-10-021	2010	16.1	Till	0	3	3	0	0	Overburden	18	381024	5777146
WB-K-10-023	2010	14.9	Till	0	0	0	0	0	Overburden	18	390101	5775043
WB-K-10-024	2010	13.7	Till	0	2	1	1	0	Overburden	18	387078	5767923
WB-K-10-025	2010	13.6	Till	0	1	0	1	0	Overburden	18	387005	5768071
WB-K-10-026	2010	14.0	Till	0	1	0	1	0	Overburden	18	390090	5777992
WB-K-10-027	2010	13.5	Till	0	3	0	2	1	Overburden	18	390530	5774086
WB-K-10-028	2010	13.6	Till	0	3	2	1	0	Overburden	18	390707	5773577
WB-K-10-029	2010	16.5	Till	0	3	3	0	0	Overburden	18	390487	5774398
WB-K-10-030	2010	13.8	Till	0	4	4	0	0	Overburden	18	387272	5767804
WB-K-10-031	2010	13.5	Till	0	0	0	0	0	Overburden	18	385801	5769122
WB-K-10-032	2010	14.5	Till	0	1	1	0	0	Overburden	18	385764	5769399
WB-K-10-035	2010	12.7	Till	0	0	0	0	0	Overburden	18	390507	5777040
WB-K-10-036	2010	14.3	Till	0	8	2	4	2	Overburden	18	391305	5776585
WB-K-10-037	2010	13.4	Till	0	0	0	0	0	Overburden	18	391140	5776828
WB-K-10-041	2010	13.3	Till	0	4	4	0	0	Overburden	18	390266	5777637
WB-K-10-042	2010	12.6	Till	0	4	4	0	0	Overburden	18	390241	5777848
WB-K-10-044	2010	13.1	Till	0	5	5	0	0	Overburden	18	390542	5776874

Appendix 4 : Certificates of analysis

Appendix 4 : Certificates of analysis – Till sample


VIRGINIA MINES INC.


VIRGINIA MINES INC.
MAP 2